INFORMATION CIRCULAR

FOR THE

ANNUAL GENERAL AND SPECIAL MEETING

OF THE SHAREHOLDERS OF

ZENATECH, INC.

TO BE HELD ON

March 17, 2025

Dated as of:

February 5, 2025

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual General and Special Meeting of the shareholders (the “Meeting”) of ZenaTech, Inc. (the “Company” or “ZenaTech”) will be held at the Regus offices at First Canadian Place, 100 King Street West, Suite 5600, Toronto, Ontario on March 17, 2025 at 10:00 a.m. (EST), for the following purposes:

1. to receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2023, together with the report of the auditors thereon;

2.to elect directors of the Company for the ensuing year;

3. to appoint Bansal & Co LLP as the auditor of the Company and to authorize the directors to fix the auditors’ remuneration;

4.to consider and, if thought fit, pass an ordinary resolution, approved by a majority of the minority shareholders of the Company in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, approving the acquisition of certain assets by the Company from related parties, as more fully described in the accompanying management information circular;

5.to consider and, if thought fit, pass an ordinary resolution to ratify, confirm, and approve the Company’s Long-Term Incentive Plan as more fully described in the accompanying management information circular; and

6.to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

This Notice of Meeting is accompanied by an information circular, a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders. The audited consolidated financial statements and MD&A of the Company for the financial year ended December 31, 2023 are available upon request to the Company or they can be found attached to the 424(b) prospectus filed on September 30, 2024 under ZenaTech's name on EDGAR at www.sec.gov..

Shareholders are requested to pre-register with the Company if they plan on attending the Meeting in person by emailing the Company at investors@epazz.net to allow the Company to prepare the Meeting venue and materials for them. Registered shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy and deposit it with the Company’s transfer agent by 10:00 a.m. (EST) on March 13, 2025, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting so that as large a representation as possible may be had at the Meeting.  Non-registered shareholders of the Company who have received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), are required to complete and return the materials in accordance with the instructions provided by the Intermediary.  The board of directors of the Company has set the close of business on February 5, 2025 as the record date being the date for the determination of the holders of Common Shares entitled to receive notice of and to vote at the Meeting and any adjournment thereof.  ZenaTech shareholders are requested to complete and return the enclosed form of proxy to ensure that your Common Shares will be represented at the Meeting, whether or not you are personally able to attend.

DATED at Vancouver, British Columbia this 5th day of February, 2025.

(Signed) Dr. Shaun Passley

Chief Executive Officer and Director

ii

INVITATION TO SHAREHOLDERS

February 5, 2025

Dear Shareholder:

On behalf of the board of directors, management and employees of ZenaTech, Inc. (the “Company”), you are invited to attend our Annual General and Special Meeting of shareholders of the Company (the “Meeting”) to be held at the Regus Offices at First Canadian Place, 100 King Street West, Suite 5600, Toronto, Ontario at 10:00 a.m. (EST) on March 17, 2025. The items of business to be considered at the Meeting are described in the notice of meeting and management information circular accompanying this invitation.

We encourage you to submit your vote before the Meeting to ensure it is counted, which can easily be done by following the instructions enclosed with the management information circular.  Shareholders are requested to pre-register with the Company if they plan on attending the Meeting in person by emailing the Company at investors@epazz.net to allow the Company to prepare the Meeting venue and materials for them. Following the formal portion of the Meeting, management will review the Company’s operation and financial performance during 2023 and 2024 and provide an outlook on priorities for 2025 and beyond.  You will also have an opportunity to ask questions and to meet your executives.

Many of our public documents are available on the Company’s website at www.zenatech.com.  We encourage you to visit our website during the year for information about our Company, including news releases.  To ensure you receive the latest news on the Company, you can subscribe by email through our website.  Additional information and documents relating to the Company is available under the Company's name on EDGAR at www.sec.gov/edgar.

We look forward to seeing you at the Meeting.

Yours sincerely,

(Signed) Dr. Shaun Passley

Chief Executive Officer and a Director

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VOTING INFORMATION

This management information circular is dated February 5, 2025 and is furnished in connection with the solicitation of proxies by or on behalf of the management of ZenaTech, Inc. (‘‘ZenaTech’’ or the ‘‘Company’’) to be used at the Annual General and Special Meeting of Shareholders of ZenaTech (the “Meeting”) to be held at the Regus offices at First Canadian Place, 100 King Street West, Suite 5600, Toronto, Ontario. on March 17, 2025 at 10:00 a.m. (EST) for the purposes indicated in the Notice of Annual General and Special Meeting.  It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or facsimile or other similar means by ZenaTech employees or agents.  Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of Common Shares of ZenaTech.  The record date to determine which shareholders are entitled to receive notice of and vote at the meeting is February 5, 2025 (the "Record Date").

Your vote is very important to us. We encourage you to exercise your vote using any of the voting methods described herein. To be valid, a proxy form must be dated, completed, signed and deposited with our transfer agent, National Securities Administrators Ltd. (“NSA”): (i) by mail using the enclosed return envelope or one addressed to National Securities Administrators Ltd., 777 Hornby Street, Suite 702, Vancouver, British Columbia, Canada V6Z 1S4; or (ii) by hand delivery to National Securities Administrators Ltd., 777 Hornby Street, Suite 702, Vancouver, British Columbia, Canada V6Z 1S4. Your proxy instructions must be received in each case no later than 10:00 a.m. (EST) on March 13, 2025. In addition, shareholders are requested to pre-register with the Company if they plan on attending the Meeting in person by emailing the Company at investors@epazz.net to allow the Company to prepare the Meeting venue and materials for them.

Please read the following for commonly asked questions and answers regarding voting and proxies.

Q. Am I entitled to vote?

A. You are entitled to vote if you were a holder of common shares of ZenaTech ("Common Shares") as of the close of business on February 5, 2025, which is the Record Date for the Meeting. Each Common Share is entitled to one vote. A simple majority of votes cast at the Meeting is required to approve all matters proposed to be approved at the Meeting other than the matter pertaining to the proposed acquisition by the Company of certain assets from related parties to the Company.

Q. What am I voting on?

A.You will be voting to:

1.elect directors of the Company for the ensuing year;

2.appoint Bansal & Co LLP as the auditors of the Company and to authorize the directors to fix the auditors’ remuneration;

3.approve the acquisition by the Company of certain assets from related parties, which must be approved by a majority of the minority shareholders;

4.approve the Company's Long-Term Incentive Plan.

Q. What if amendments are made to these matters or if other matters are brought before the meeting?

A.If you attend the meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy, the securities represented by proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for and, if you specify a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The persons named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters that may properly come before the Meeting. As of the date of this management information circular, our management knows of no such amendments, variations or other matters expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the proxy form will vote on them in accordance with their best judgment.

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Q. How can I vote?

A.If you are eligible to vote and your Common Shares are registered in your name, you can vote your Common Shares in person at the meeting or by completing your proxy form through any of the methods described above. If your Common Shares are not registered in your name but are held by a nominee, please see below.

Q. How can a non-registered shareholder vote?

A.If your Common Shares are not registered in your name but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), your nominee is required to seek your instructions as to how to vote your Common Shares. Your nominee will have provided you with a package of information, including a proxy or a voting form. Carefully follow the instructions accompanying the proxy or voting form to vote your Common Shares.

Q. How can a non-registered shareholder vote in person at the meeting?

A.ZenaTech does not have access to all the names of its non-registered shareholders. Therefore, if you are a non-registered shareholder and attend the Meeting in person, we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the Meeting, insert your name in the space provided on the proxy form or voting form sent to you by your nominee. In doing so, you are effectively instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. You should report to a representative of NSA upon arrival at the Meeting. Shareholders are requested to pre-register with the Company if they plan on attending the Meeting in person by emailing the Company at investors@epazz.net to allow the Company to prepare the Meeting venue and materials for them.

Q. Who votes my Common Shares and how will they be voted if I return a proxy?

A.By properly completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Common Shares. You can use the enclosed proxy form, or any other proper form of proxy, to appoint your proxyholder. The Common Shares represented by your proxy must be voted according to your instructions in the proxy form. If you properly complete and return your proxy but do not specify how you wish the votes cast, your Common Shares will be voted as your proxyholder sees fit. Unless contrary instructions are provided, Common Shares represented by proxies received by management will be voted:

1.FOR the election of directors set out in the accompanying management information circular;

2.FOR the appointment of Bansal & Co LLP as auditors and the authorization of the directors to fix the auditors’ remuneration;

3.FOR the approval of certain acquisitions by the Company from related parties to the Company, which must be approval by a majority of the minority shareholders; and

4.FOR the approval of the Company's Long-Term Incentive Plan.

Q. Can I appoint someone other than the individuals named in the enclosed proxy form to vote my Common Shares?

A.Yes, you have the right to appoint the person of your choice, who does not need to be a shareholder, to attend and act on your behalf at the Meeting. If you wish to appoint a person other than the persons named in the proxy form, then strike out those names appearing on the proxy form and insert the name of your chosen proxyholder in the space provided.

NOTE: It is important to ensure that the person you appoint is aware of the appointment and will attend the Meeting to vote your Common Shares. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of NSA.

Q. What if my Common Shares are registered in more than one name or in the name of my company?

A.If the Common Shares are registered in more than one name, all those persons named must sign the form of proxy. If the Common Shares are registered in the name of your company or a name other than yours, you should

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submit documentation that proves they are authorized to sign the proxy form, concurrently with the filing of your proxy.

Q. Can I revoke a proxy or voting instruction?

A.If you are a registered shareholder and have returned a proxy, you may revoke it by:

a)completing and signing a proxy bearing a later date, and delivering it to NSA as instructed in the proxy form; or

b)delivering a written statement revoking your proxy, signed by you or your authorized attorney to:

(i)NSA any time up to and including the last business day prior to the Meeting, or the business day preceding the day to which the Meeting is adjourned; or

(ii)to the Chair of the Meeting prior to the start of the Meeting.

If you are a non-registered shareholder, please contact your nominee.

Q. Is my vote confidential?

A.Your proxy vote is confidential. Proxies are received, counted and tabulated by our transfer agent, NSA. NSA does not disclose the results of individual shareholder votes unless: they contain a written comment clearly intended for management; in the event of a proxy contest or proxy validation issue; or if necessary to meet legal requirements.  Proxy voting records are routinely shared with management and counsel in the days prior to the Meeting.

Q. How many Voting Shares are outstanding?

A.As of the date of this Information Circular, there are 23,601,124 Common Shares issued and outstanding. Refer to "Voting Securities and Principal Holders of Voting Securities" in this Information Circular for a description of the rights and privileges attached to the Common Shares. We have no other class or series of voting shares outstanding.

Q. What if I have other questions?

A.If you have a question regarding the meeting, please contact National Securities Administrators Ltd. at 1-604-559-8880 or visit www.transferagent.ca.

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MANAGEMENT INFORMATION CIRCULAR

THE ANNUAL GENERAL AND SPECIAL MEETING

This information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of ZenaTech, Inc. (the “Company” or “ZenaTech”) for use at the Annual General and Special Meeting (the “Meeting”) of shareholders of the Company (the “Shareholders”) to be held at the Regus Offices at First Canadian Place, 100 King Street West, Suite 5600, Toronto, Ontario on March 17, 2025, at 10:00 a.m. (EST), or any adjournment thereof, for the purposes set out in the accompanying notice of meeting (the “Notice of Meeting”).  Shareholders are requested to pre-register with the Company if they plan on attending the Meeting in person by emailing the Company at investors@epazz.net to allow the Company to prepare the Meeting venue and materials for them.

The information contained in this Information Circular is given as of February 5, 2025.  This Information Circular, the Notice of Meeting and accompanying form of proxy (“Proxy”) are being mailed to shareholders on or about February 24, 2025.  In this Information Circular, in addition to the other definitions contained herein, references to (i) “Common Shares” means the common shares in the capital of the Company with a par value of $0.30; (ii) “Registered Shareholders” means shareholders who hold Common Shares in their own name; (iii) “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name; and (iv) “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.  Unless otherwise indicated, all references to “$” or “dollars” in this Information Circular mean United States dollars.

REVOCABILITY OF PROXIES

The persons named in the accompanying form of proxy are directors and officers of the Company.  You have the right to appoint a nominee of your choice, who need not be a Shareholder, to attend and act on your behalf at the Meeting.

A Shareholder desiring to appoint a nominee to represent him or her at the Meeting may do so either by inserting the name of such person or company in the blank space provided in the accompanying form of proxy and striking out the names of the management nominees or by duly completing another proper form of proxy and, in either case, depositing the completed proxy before the specified time as provided below.

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a Proxy may revoke it: (a) by attending the Meeting and voting the Registered Shareholder’s Common Shares, (b) by fully executing another Proxy bearing a later date and duly depositing the same before the specified time, or (c) by executing a valid notice of revocation (where a new proxy is not also filed).

A later dated Proxy or notice of revocation must be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Registered Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and delivered by mail (via postage paid return envelope) at National Securities Administrators Ltd., 777 Hornby Street, Suite 702, Vancouver, British Columbia, Canada V6Z 1S4.

A later dated proxy must be received before 10:00 a.m. (EST) on March 13, 2025, or if the Meeting is adjourned, the day that is two business days before any reconvening thereof at which the Proxy is to be used, or to the Chair of the

Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.  Only Registered Shareholders have the right to revoke a proxy.  Beneficial Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their Intermediaries to change the vote and, if necessary, revoke their Proxy.  A revocation of Proxy will not affect a matter on which a vote is taken before the revocation.

EXERCISE OF DISCRETION

The persons named in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them.  In the absence of such direction, such Common Shares will be voted in the discretion of the person named in the Proxy.  The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of printing of this Information Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the Proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Persons Making the Solicitation

ZenaTech’s management is using this Information Circular to solicit proxies from Shareholders for use at the Meeting.  The solicitation of proxies will be primarily by mail, but ZenaTech’s directors, officers and regular employees may also solicit proxies personally or by telephone.  ZenaTech will bear all costs of the solicitation.  Except as disclosed herein, ZenaTech has arranged for Intermediaries to forward the Meeting materials to beneficial owners of Common Shares held of record by those Intermediaries and ZenaTech may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

COMPLETION AND PROXY INSTRUCTIONS

Voting of Proxies

The Common Shares represented by the accompanying form of proxy (if the proxy is properly executed and is received at the offices of National Securities Administrators Ltd., by mail (via postage paid return envelope) at National Securities Administrators Ltd., 777 Hornby Street, Suite 702, Vancouver, British Columbia, Canada V6Z 1S4 no later than 10:00 a.m. (EST) on March 13, 2025 or, if the Meeting is adjourned, then not less than 48 hours (excluding Saturdays, Sundays and holidays) before any such adjourned meeting), will be voted at the Meeting, and, where a choice is specified in respect of any matter to be acted upon, will be voted or withheld from voting in accordance with the specification made.  In the absence of such a specification, the person designated in the accompanying form of proxy will vote in favour of all matters to be acted on at the Meeting.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters set forth in the accompanying notice of Meeting, or all other business or matters that may properly come before the Meeting.  At the date hereof, management of the Company knows of no such amendments, variations or other business or matters to come before the Meeting.

Registered Holders

Only Shareholders registered as shareholders in the Company’s shareholder registry maintained by the Company’s registrar and transfer agent or duly appointed Proxyholders (except as discussed below under “Non-registered Shareholders”) will be recognized to make motions or vote at the Meeting.

Non-Registered Shareholders

Many Shareholders are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company or other Intermediary through which they purchased the Common Shares.  More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an Intermediary that the Non-Registered Holder deals with regarding the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms) of which the Intermediary is a participant.

Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) of the Canadian Securities Administrators, the Company is distributing copies of proxy-related materials in connection with this Meeting (including this Information Circular) indirectly to Non-Registered Holders. The Company is not relying on the notice-and-access delivery procedures outlined in NI 54-101 to distribute copies of proxy-related materials in connection with the Meeting. Intermediaries that receive the proxy-related materials are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the proxy-related materials to the Non-Registered Holders.

There are two kinds of Non-Registered Holders: (a) those who object to their name being made known to the issuers of securities which they own (called “OBOs”, for Objecting Beneficial Owners) and (b) those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs”, for Non-Objecting Beneficial Owners).

The Company will not be paying for Intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of the proxy-related materials and related documents. Accordingly, an OBO will not receive copies of the proxy-related materials and related documents unless the OBO’s Intermediary assumes the costs of delivery.

Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials (including OBOs who have made the necessary arrangements with their Intermediary for the payment of delivery and receipt of such proxy-related materials) will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form. In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is not otherwise completed. This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with NSA.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Shareholders with questions respecting the voting of Common Shares held through a stockbroker or other financial intermediary should contact that stockbroker or other intermediary for assistance.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

At the Meeting, the Company is seeking majority approval by the minority Shareholders of the acquisition by the Company of certain assets from companies controlled by the Company's Chief Executive Officer and director, Dr. Shaun Passley, which are "related parties" (defined below) to the Company. Refer to "Particulars of Matters to be Acted Upon – Approval of Acquisitions from Related Parties" in this Information Circular for more detailed information regarding the proposed acquisitions from the related parties. The persons named in the accompanying form of proxy as proxyholders intend to vote in favour of the acquisitions, unless instructed otherwise.

Management of the Company is not aware of any other material interest of any person that has been a director or executive officer of the Company since the beginning of the last financial year of the Company, any proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, in any matter to be acted on at the Meeting, other than the approval of the Company's 2022 Long-Term Plan (as described below) under which directors and executive officers may be awarded incentive-based securities of the Company, such as options to purchase Common Shares.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company’s authorized share capital consists of: an unlimited number of Common Shares; 100,000,000 preferred shares ("Preferred Shares"); and 23,000,000 super voting shares ("Super Voting Shares").

As of the date of this Information Circular, the Company has issued and outstanding 23,601,124 Common Shares, and 1,200,000 Preferred Shares.

Common Shares

The Common Shares have a par value of $0.30. Holders of Common Shares are entitled to one vote per share upon all matters on which they have the right to vote. The Common Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction, purchase for cancellation or surrender provisions. The Company may, if authorized by the directors, purchase or otherwise acquire any of its Common Shares at a price and upon the terms determined by the directors. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital. Holders of the Common Shares are entitled to receive such dividends as may be declared by the board of directors (the “Board of Directors” or the “Board”) out of funds legally available. In the event of dissolution or winding up of the affairs of the Company, holders of the Common Shares are entitled to share rateably in all assets of the Company remaining after payment of all amounts due to creditors.

To date, the Company has not declared or paid any dividends on its Common Shares or made any distributions since its incorporation. The Company does not currently anticipate paying any cash dividends in the foreseeable future. Although the Company intends to retain its earnings, if any, to finance the development and growth of its business, the board of directors of the Company has the discretion to declare and pay dividends in the future.

Super Voting Shares

The holders of Super Voting Shares are entitled to 1,000 votes per share on all matters submitted to a vote of the Shareholders, whether at a meeting or by written consent, and will vote together with the holders of the Common Shares as a single class, except as otherwise required by law or the Company’s constating documents. The Super Voting Shares are not convertible into or exchangeable for any other class or series of shares of the Company, and do not have any preference, liquidation, or other rights or privileges over or in addition to those of the Common Shares, nor do they have any dividend rights. The Super Voting Shares are subject to the same restrictions on transfer, redemption, repurchase, and other provisions as the Common Shares, as set forth in Company’s constating documents. The number, designation, and terms of the Super Voting Shares may be amended, altered, or repealed by the affirmative vote of the holders of a majority of the Super Voting Shares and a majority of the Common Shares, voting as separate classes. The Company may not issue any additional Super Voting Shares without the prior written consent of the holders of a majority of the Super Voting Shares.

Preferred Shares

The holder of Preferred Shares are not entitled to vote. The Preferred Shares issued by the Company accrue dividends, when, as, and only if declared by the Board, out of any assets at the time legally available, being payable in preference and priority to any declaration or payment of any distribution on Common Shares in a calendar year. The issued Preferred Shares include a liquidation preference equal to $0.01 per share, plus any accrued and unpaid dividends. Each issued Preferred Share is convertible, at the option of the holder, into three  Common Shares with five business days’ notice, provided that no conversion will take place until all holders of the issued Preferred Shares consent to such a conversion.

Record Date and Outstanding Shares

The Record Date for determining persons entitled to receive notice of and vote at the Meeting is February 5, 2025.  Only persons who were Registered Shareholders as of the close of business on February 5, 2025 are entitled to vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Information Circular.  A quorum for the Meeting is one or more persons who are, or who represent by proxy, Shareholders who, in the aggregate, hold at least 1% of the issued Common Shares entitled to be voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, as of the date of this Information Circular, the persons that beneficially own, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to the Common Shares of the Company are as follows:

Name	Number of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Shaun Passley, PhD	5,136,459	22%
Epazz, Inc. (2)	5,867,301	24%
Ameritek Ventures, Inc. (3)	583,333	2%

Notes:

(1)Based on 23,601,124 Common Shares outstanding as of the date of this Information Circular.

(2)Dr. Shaun Passley is the sole director and officer of Epazz, Inc. ("Epazz") and is its principal shareholder with 95% voting control of Epazz.

(3)Epazz is the principal shareholder with 95% voting control of Ameritek Ventures, Inc. ("Ameritek"). Dr. Passley is a director and officer of Ameritek.

ELECTION OF DIRECTORS

There are currently seven directors on the Board of Directors of the Company, all of whom are standing for re-election as directors of the Company at the Meeting. Management does not contemplate that any of the nominees will be unable to serve as a director.  However, if a nominee should be unable to so serve for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.  Unless a director’s office is earlier vacated in accordance with the Business Corporations Act (British Columbia) and the Articles of the Company, each director elected holds office until the next annual meeting or until his successor is appointed.

At the Meeting, the Company will ask Shareholders to vote for the election of the seven nominees proposed by the Company as directors.  Each holder of Common Shares will be entitled to cast their votes for, or withhold their votes from, the election of each director.  The persons named in the accompanying form of proxy as proxyholders intend to vote for the election of all nominees whose names are set forth in this Information Circular, unless instructed otherwise.

Nominees

The following table sets forth certain information relating to each of the persons nominated for election as directors of the Company at the Meeting.  The table also sets forth each nominees’ current equity ownership consisting of Common Shares beneficially owned, directly or indirectly, or controlled or directed, by each nominee. For additional information regarding compensation and current directorships, please refer to the "Statement of Executive Compensation" and "Corporate Governance Disclosure" in this Information Circular.

Name, Province & Country of Residence and Position Held with the Company	Principal Occupation During the Last Five Years	Number of Securities Beneficially Owned or Controlled or Directed, Directly or Indirectly(1)	Period(s) During Which Served as a Director of the Company
Shaun Passley, PhD (2) Vancouver, British Columbia, Canada President, Chief Executive Officer, and Chair of the Board of Directors	President, Chief Executive Officer, and Chair of the Board of Directors of the Company since August 2017; Director and CEO of Epazz, Inc. since 2000	11,587,093 Common Shares(2)	Since 2017
James A. Sherman Chicago, Illinois, USA Chief Financial Officer, Corporate Secretary, and Director	Chief Financial Officer, Corporate Secretary, and Director of the Company since August 2017; President of Advocate CPA, Inc. since 2005	389,915 Common Shares	Since 2017
Craig Passley Chicago, Illinois, USA Director	Corporate Secretary for Epazz, Inc. between 2005 and 2016; Corporate Secretary for FlexFridge Inc. from 2013 to 2016; Senior Project Manager for Kimball Hill Homes since 2000	121,581 Common Shares	Since 2018
Paul J. Piekos Chicago, Illinois, USA Director	Owner of Piekos Appraisals since 1990	48,632 Common Shares	Since 2018
Thomas W. Burns Chicago, Illinois, USA Director	Controller for Consilio since 2016; Controller–Corporate Vice President for Huron Consulting Group since 2000	48,632 Common Shares	Since 2018
Neville Brown Chicago, Illinois, USA Director	Retired; Former Supervisor with the American Medical Association for 39 years	14,632 Common Shares	Since 2023
Yvonne Rattray Chicago, Illinois Director	Retired; formerly with Allstate for over 30 years, including in Underwriting policies	21,392 Common Shares	Since 2023

Notes:

(1)Information has been furnished by the respective nominees individually and is as at the Record Date.

(2)Of these Common Shares, 5,136,459 are owned by Dr. Passley personally, 5,867,301 are owned by Epazz and 583,333 are owned by Ameritek. Dr. Passley is the sole director and officer of Epazz, Inc. and is its principal shareholder with 95% voting control of Epazz. Epazz is a principal shareholder of the Company. Epazz is the principal shareholder with 95% voting of Ameritek Ventures, Inc. which is a principal shareholder of the Company. Dr. Passley is a director and officer of Ameritek Ventures, Inc.

Shaun Passley, PhD

Shaun Passley, PhD is the President, Chief Executive Officer, and Chair of the Board of Directors of the Company. He has over twenty-five years of experience in the computer software and hardware industry and over fifteen years of experience running public companies. Dr. Passley has been the President, Chief Executive Officer, Chief Financial Officer, and Chair of the Board of Directors since the Company’s inception in August 2017. He has also been a director and the CEO of Epazz, since 2000. Dr. Passley obtained his bachelor’s degree from DePaul University in finance in 2000, his master’s degree from DePaul University in information technology in 2006, his MBA from Benedictine University in 2007, his master’s degree from Northwestern University in product development in 2011, his PhD in Business from Benedictine University in 2014, and Master of Law in intellectual property from Northwestern University in 2016. Dr. Passley has public company experience as the CEO for Epazz, Inc. and Ameritek Ventures, Inc. which trade on the OTC Markets in the United States of America.

James A. Sherman, CPA

James A. Sherman is the Chief Financial Officer and a director of the Company since August 2017, and President of Advocate CPA, Inc. since 2005. He has been a CPA for more than thirty years. He graduated with honours from Northern Illinois University. Mr. Sherman began his accounting career at Centel Corporation, a Fortune 500 telecommunications organization. After eight years there in positions of increasing responsibility, he left for a $3.5 billion division of Sprint Corporation, first as assistant treasurer and then acting treasurer, becoming a leading contributor to a $50 million cost savings project. Mr. Sherman spent six years at Mitsubishi Corporation, a $300 billion public conglomerate, as chief financial officer of a $250 million division, before taking the entrepreneurial leap of founding Advocate. His vision is to bring mid-sized and emerging businesses the same strategic insight, financial methods, and economies of scale from shared resources that characterize big business in America. Mr. Sherman has public company experience with Mitsubishi and Sprint, as well as Epazz and Ameritek Ventures, Inc., which trade on the OTC Markets. Also, Mr. Sherman has over 5 years Canadian public accounting experience working with Canadian auditor and preparing financial statements in IFRS for ZenaTech.

Craig Passley

Craig Passley is the Corporate Secretary and a director of the Company since 2018. He has served as the Corporate Secretary of Epazz for over ten years, where he gained his experience managing a public company. He was also the Corporate Secretary for FlexFridge, Inc. for four years.  Since November 2000, Mr. Passley has worked for Kimball Hill Homes, a nationwide homebuilder as a senior project manager. Mr. Passley obtained his bachelor’s degree in engineering from Bradley University in 1997 and his master’s degree in project management from the Keller Graduate School of Management in 2000. Mr. Passley also received his MBA from Lake Forest School of Management in 2008. Mr. Passley has public company reporting experience with Epazz. Shaun Passley, PhD and Craig Passley are brothers.

Paul J. Piekos

Paul J. Piekos has been a director of the Company since 2018. He is the owner of Piekos Appraisals, a small consulting firm based in suburban Chicago. Specializing in the appraisal of residential real estate, Paul was one of the first certified residential appraisers in the state of Illinois, a member of the Worldwide Employee Relocation Council and an SRA member of the Appraisal Institute with over 30 years appraisal experience. Piekos Appraisals serves the mortgage and relocation industry as well as government entities which includes Fannie Mae, Freddie Mac, HUD, FHA and VA.

Thomas W. Burns

Thomas W. Burns has been a director of the Company since 2018. He is a proven finance and accounting executive with progressive and extensive experience in fast-paced, high-growth companies. Since 2016, Mr. Burns served in the controllership function for Consilio, a privately owned international E-Discovery and managed review software service provider worldwide. Prior to Consilio and since 2009, Mr. Burns served as controller-corporate vice president for Huron Consulting Group, a NASDAQ listed consulting company providing consulting services to healthcare, higher education, life sciences and commercial industries. Previously he had served as Huron’s director of revenue since joining Huron in 2005. Prior to joining Huron, Mr. Burns had served as director of finance for American Tower Corporation, a leading provider of wireless and broadcast towers, and as director of financial planning publicly traded on New York Stock Exchange and analysis for 360° Communications Company, a wireless communications company. Mr. Burns received a BS in accounting from the University of Illinois and is a certified public accountant (Illinois).

Neville Brown

Neville Brown has been a director of the Company since 2023. Mr. Brown began his professional career with the Jamaica Defense Department for six years specialized in communications, where he was honorably discharged in 1968. Mr. Brown migrated to the United States of America and began his career in reprographics. For over 39 years, Mr. Brown worked for the American Medical Associated whose mission is “to promote the art and science of medicine and the betterment of public health.” Mr. Brown supervised the Printing & Bindery Division which provided publication materials both internally and externally throughout the AMA’s campus of 1,700 employees. He oversaw the real time printing for over 500 delegates at Annual & Interim National Conventions. Mr. Brown retired from the AMA in 2008.

Yvonne Rattray

Yvonne Rattray has been a director of the Company since 2023. She has worked for Allstate for over 30 years beginning agency support then through the ranks from training, customer satisfaction to underwriting. Allstate Corporation is New York Stock Exchange listed, a Fortune 500 list of the largest United States corporations by total revenue providing insurance to both individuals and businesses. Prior to Allstate, Mrs. Rattray was a programmer and data analyst at Hoffman LaRoche. F. Hoffmann-La Roche AG, commonly known as Roche, is a Swiss Exchange listed multinational pharmaceuticals and healthcare company. Mrs. Rattray has experience reviewing public companies’ financial statements. Mrs. Rattray received a BA in business from DePaul University. Mrs. Rattray retired from Allstate in 2013.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

For purposes of the disclosure in this section, an "order" means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days; and for purposes of item (a)(i) below, specifically includes a management cease trade order which applies to directors or executive officers of a relevant company that was in effect for a period of more than 30 consecutive days whether or not the proposed director was named in the order.

Except as disclosed below, to the knowledge of the Company, based on information provided by the nominees for election as directors of the Company, no such nominee:

(a)is, as at the date of this Information Circular, or was within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(i)was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(ii)was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

(b)is, as at the date of this Information Circular, or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in the that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder;

(d)has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

AUDIT COMMITTEE INFORMATION

Audit Committee

The Company has established an Audit Committee of the Board of Directors (the "Audit Committee"), which is a committee established for the purpose of overseeing the accounting and financial reporting process of the Company and annual external audits of the consolidated financial statements. The Audit Committee meets with the CEO and CFO of the Company and the independent auditor to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee recommends to the Board the independent registered public accounting firm to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities.

Audit Committee Charter

The Board has developed a written charter setting forth the responsibilities, powers and operations of the Audit Committee. The Company’s Audit Committee Charter is attached to this Information Circular as Schedule "C".

Composition of Audit Committee

A member of an audit committee is "independent" if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment. All of the members of the Company’s Audit Committee meet the definition of independent.

An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. All of the members of the Company’s Audit Committee are financially literate.

Relevant Education and Experience

All members of the Audit Committee have the ability to read, analyze and understand the complexities surrounding the issuance of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements, and have an understanding of internal controls.

The education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member is summarized in the section "Election of Directors" of this Information Circular.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

During the most recently completed financial year, the Company has not relied on certain exemptions set out in National Instrument 52-110 Audit Committees ("NI 52-110"), namely section 2.4 (De Minimus Non-audit Services), subsection 6.1.1(4) (Circumstance Affecting the Business or Operations of the Venture Issuer), subsection 6.1.1(5) (Events Outside Control of Member), subsection 6.1.1(6) (Death, Incapacity or Resignation), and any exemption, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has established a practice of approving non-audit services provided by the external auditor. The Audit Committee has delegated to its Chair the authority, to be exercised between regularly scheduled meetings of the Audit Committee, to pre-approve non-audit services provided by the independent auditor. All such pre-approvals would be reported by the Chair at the meeting of the Audit Committee next following the pre-approval.

External Auditor Service Fees (By Category)

The following table sets out the aggregate fees charged to the Company by the external auditor in each of the last two financial years for the category of fees described. All the amounts below are in US dollars.

	Financial Year Ended December 31, 2023	Financial Year Ended December 31, 2022
Audit Fees(1)	$35,892	$41,740
Audit-Related Fees(2)	–	–
Tax fees(3)	–	–
All Other Fees(4)	–	–
Total Fees:	$35,892	$41,740

Notes:

(1)"Audit fees" include aggregate fees billed by ZenaTech’s external auditor in each of the last fiscal years for audit fees.

(2)"Audited related fees" include the aggregate fees billed in each of the last fiscal years for assurance and related services by ZenaTech's external auditor that are reasonably related to the performance of the audit or review of ZenaTech's financial statements and are not reported under "Audit fees" above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)"Tax fees" include the aggregate fees billed in each of the last fiscal years for professional services rendered by ZenaTech's external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)"All other fees" include the aggregate fees billed in each of the last three fiscal years for products and services provided by ZenaTech's external auditor, other than "Audit fees", "Audit related fees" and "Tax fees" above.

Exemption

During the most recently completed financial year, the Company relied on the exemption set out in section 6.1 of NI 52-110 with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations).

STATEMENT OF EXECUTIVE COMPENSATION

This section of the Information Circular explains how the Company’s compensation program is designed and operated with respect to the Company’s directors and named executive officers ("Named Executive Officers" or “NEOs”) defined as follows:

•the individual who acted as the Company’s Chief Executive Officer (“CEO”) or acted in a similar capacity for any part of the most recently completed financial year;

•the individual who acted as the Company’s Chief Financial Officer (“CFO”) or acted in a similar capacity for any part of the most recently completed financial year;

•each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and

•each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

The Company’s NEOs currently are Shaun Passley, PhD as Chief Executive Officer and James Sherman as Chief Financial Officer.

Director and NEO Compensation, Excluding Options and Compensation Securities

The following table is a summary of compensation, excluding compensation securities, paid in the Company’s previous two financial years to the directors and NEOs of the Company.  All amounts noted below are in US Dollars.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Perquisites	All other Compensation	Total

Shaun Passley, PhD. (1) President, Chief Executive Officer, and Chair of the Board of Directors	2023	$-0-	$-0-	$-0-	$-0-	$-0-	$0
	2024	$-0-	$-0-	$242,720 (paid in 100,000 Common Shares)	$-0-	$-0-	$0
James A. Sherman Chief Financial Officer, Corporate Secretary and Director	2023	$-0-	$-0-	$-0-	$-0-	$-0-	$0
	2024	$-0-	$-0-	$68,564 (paid in 28,248 Common Shares)	$-0-	$-0-	$0
Craig Passley Director	2023	$-0-	$-0-	$-0-	$-0-	$-0-	$0
	2024	$-0-	$-0-	$68,564 (paid in 28,248 Common Shares)	$-0-	$-0-	$0
Paul Piekos Director	2023	$-0-	$-0-	$-0-	$-0-	$-0-	$0
	2024	$-0-	$-0-	$27,425 (paid in 11,299 Common Shares)	$-0-	$-0-	$0
Thomas W. Burns Director	2023	$-0-	$-0-	$-0-	$-0-	$-0-	$0
	2024	$-0-	$-0-	$27,425 (paid in 1,299 Common Shares)	$-0-	$-0-	$0
Neville Brown Director	2023	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-
	2024	$-0-	$-0-	$27,425 (paid in 11,299 Common Shares)	$-0-	$-0-	$0

Yvonne Rattray Director	2023	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-
	2024	$-0-	$-0-	$27,425 (paid in 11,299 Common Shares)	$-0-	$-0-	$0

Notes:

(1)  Dr. Passley and the Company decided to forgo his salary from January 1, 2020 until September 30, 2024.

Stock Options and Other Compensation Securities

For the purposes of this Statement of Executive Compensation, "compensation securities" includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the Company or one of its subsidiaries for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries.

No stock options or other compensation securities were granted or issued to any NEO or director by the Company during the most recently completed financial years ended December 31, 2023 and 2022.

Exercise of Compensation Securities by Directors and NEOs

No stock options or other compensation securities were exercised by any NEO or director of the Company during the financial years ended December 31, 2023 and 2022.

Stock Option Plans and Other Incentive Plans

The Company has adopted a long-term incentive plan (the “2022 Long-Term Incentive Plan”) pursuant to which it plans to issue stock options or other incentive-based compensation securities to directors, officers, employees and consultants going forward. The Company's 2022 Long-Term Incentive Plan is attached to this Information Circular as Schedule "B". For a description of the 2022 Long-Term Incentive Plan, refer to "Particulars of Matters to be Acted Upon -- Approval of 2022 Long-Term Incentive Plan" in this Information Circular. There are presently no stock options or other compensation securities granted under the 2022 Long-Term Incentive Plan.

Employment, Consulting and Management Agreements

The Company has entered into an employment agreement with Dr. Shaun Passley pursuant to which Dr. Passley has agreed to act as the Company’s CEO for a period of ten years, subject to termination with or without cause in certain instances by the Company, or by Dr. Passley for good reason or upon 30 days prior written notice. Under the agreement, Dr. Passley is entitled to a salary of US$180,000, payable as to US$60,000 in cash and US$120,000 in Common Shares at a discount to the trading price of the Common Shares per year. Dr. Passley is entitled to a bonus of US$100,000 in Common Shares if he is able to increase revenue by US$1 million dollars during a calendar year. In addition, Dr. Passley is entitled to a bonus of US$50,000 or 5% of the revenue during the first year after an acquisition, in the event the Company completes an acquisition that generates additional revenue of at least US$500,000 in the year of acquisition or during the first year post acquisition. The agreement also contains terms customary for agreements of this type, including confidentiality and non-competition provisions. Dr. Passley and the Company decided to forego his salary from January 1, 2020 up to September 30, 2024.

At the end of 2018, the Company entered into an agreement with James Sherman pursuant to which Mr. Sherman agreed to act as the Company’s CFO in consideration for $60,000 paid in 33,333 Common Shares In 2022, Mr. Sherman received 125,000 Common Shares in consideration for the outstanding salary due to him over the prior three years of $180,000

The Company has entered into agreements with its independent directors pursuant to which they are paid in the form of Common Shares. The directors receive various amounts of Common Shares per year, in direct relation to their contribution during the year.

Except as otherwise disclosed in this Information Circular, the Company does not have any employment, consulting or management agreements or arrangements with any of the Company's current NEOs or directors. The Company had not entered into any other contract, agreement, plan or arrangement that provides for payments to a NEO or a director at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change in control of the Company or change in an NEO's or director's responsibilities, as at December 31, 2023.

Oversight and Description of Director and Named Executive Officer Compensation

The objectives of the compensation of NEOs and directors of the Company are:

•to reward individual contributions in light of the Company’s performance;

•to be competitive with the companies with whom the Company competes for talent;

•to align the interests of the executives with the interests of the Shareholders; and

•to attract and retain executives who could help the Company achieve its objectives.

Compensation of NEOs

In assessing the compensation of its Named Executive Officers, the Company’s objectives have been to retain and motivate a highly talented executive team, allowing the Company to develop, evolve and achieve business and financial objectives. The Company believes that compensation should be structured to ensure that a significant portion of an executive's compensation opportunity is at risk and related to factors that influence shareholder value.

The level of compensation for NEOs is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

In compensating its NEOs, the Company may employ a combination of base salary, bonus compensation and equity participation through its 2022 Long-Term Incentive Plan.

The Compensation and Governance Committee will conduct separate annual reviews of the performance of the Chief Executive Officer and the Chief Financial Officer against the goals and objectives which have been established by the Committee and will review, assess and recommend the compensation of the Chief Executive Officer and the Chief Financial Officer to the Board.

The Company has adopted the 2022 Long-Term Incentive Plan to motivate NEOs by providing them with the opportunity, through stock options and other incentive-based securities, to acquire an interest in ZenaTech and benefit from ZenaTech's growth. See "Particulars of Matters to be Acted Upon – Approval of 2022 Long-Term Incentive Plan" for more information regarding the 2022 Long-Term Incentive Plan. The Compensation and Governance Committee does not employ a prescribed methodology when determining the grant or allocation of stock options to NEOs. Other than the 2022 Long-Term Incentive Plan, the Company does not offer any long-term incentive plans, share compensation plans, retirement plans, pension plans, or any other such benefit programs for NEOs.

Compensation of Directors

Compensation of directors of the Company is reviewed annually. The level of compensation for directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources. In the Board’s view, there is, and has been, no need for ZenaTech to design or implement a formal compensation program for directors. While the Board considers stock option grants to directors under the 2022 Long-Term Incentive Plan from time to time, the Board does not employ a prescribed methodology when determining the grant or allocation of stock options. Other than the 2022 Long-Term Incentive Plan, as discussed above, ZenaTech does not offer any long-term incentive plans, share compensation plans or any other such benefit programs for directors.

The Company has entered into agreements with its independent directors pursuant to which they were compensated in the form of Common Shares in direct relation to their contribution during a year.

Pension Plan Benefits

No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Company and none are proposed at this time.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company adopted the 2022 Long-Term Incentive Plan to permit the Company to grant incentive stock options up to 20% of the issued and outstanding Common Shares to its directors, officers, employees and consultants of the Company or its subsidiaries.  For more information regarding the 2022 Long-Term Incentive Plan, see “Statement of Executive Compensation - Stock Option Plans and Other Incentive Plans” above.

The following table sets forth information relating to the Company’s equity compensation plan as at the year ended December 31, 2024.

Plan Category	Total number of securities authorized for issuance	Total number of securities issuable	Total number of securities issuable as a percentage of total number permitted	Weighted average exercise price of outstanding options, warrants and rights	Total number of securities remaining available for future issuance (unallocated)	Total number of securities remaining available for future issuance as a percentage of total number permitted
Equity compensation plans previously approved by security holders	4,720,224	4,720,224	100%	N/A	4,720,224	100%
Equity compensation plans not previously approved by security holders	N/A	N/A	N/A	N/A	N/A	N/A
Total	4,720,224	4,720,224	100%	N/A	4,720,224	100%

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No person who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, no proposed nominee for election as a director, nor any associate of such director, executive officer or nominee (i) is or has been indebted to the Company or its subsidiaries since the beginning of the Company's most recently completed financial year, or (ii) has or had indebtedness to another entity since the beginning of the Company's most recently completed financial year that has been or was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Information Circular, “informed person” means:

(a)a director or executive officer of the Company;

(b)a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c)any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Except as set forth hereafter, no informed person of the Company, any proposed director, or any of their associates or affiliates, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

The Company is proposing to issue Common Shares, Preferred Shares and Super Voting shares to Epazz, Ameritek and Dr. Passley in connection with the acquisition of certain assets as described under "Related Party Transactions".

Management Services Agreement

ZenaTech entered into a Management Services Agreement with Epazz, Inc. on November 18, 2018 (the "Management Services Agreement") to support the development of ZenaTech's products. Under the agreement, ZenaTech receives the benefits of a software development team, office space, project management and hosting services, among other benefits. Epazz is paid a 20% markup on all expenses incurred in providing the services. The Company paid Epazz fees $258,592 during the financial year ended December 31, 2023 and $536,352 during nine months ended September 30, 2024. Under the Management Services Agreement, ZenaTech agreed to indemnify Epazz for losses incurred by it in connection with the provision of the services to ZenaTech, except to the extent those losses result from the willful misconduct of Epazz. The Management Services Agreement has a 20-year term, however, the agreement may be terminated at any time by the mutual consent of the parties.

On May 16, 2024, the Company and Epazz amended Management Services Agreement to include a default clause. If Epazz becomes insolvent or is otherwise unable to provide the services contemplated by the amended Management Services Agreement, all property and other assets relating to the services contemplated provided by the Executive Manager to or for the benefit of the Company will become the property and assets of the Company and the Company will have the right to forthwith foreclose and seize such property and assets, including without limitation, facilities, equipment and supplies.

Dr. Shaun Passley, who is President, Chief Executive Officer, and Chair of the Board of Directors of the Company, is

also the sole director and officer of Epazz as well as its principal shareholder with 95% voting control of Epazz.

As an operation process ZenaTech advances funds to Epazz, Inc. pursuant to the Management Services Agreement, which funds are restricted for the use and benefit of ZenaTech. Funds advanced to Epazz are designed to be consumed through services provided by Epazz for the benefit of ZenaTech. Epazz is paying for product development costs, professional fees, wages and benefits, and other general and administrative costs. Funds are settled on a daily or weekly basis. The Company has the right to enforce repayment of these funds from Epazz.

The Management Services Agreement is similar to software as a service, in which Epazz not only provides the labor but also the equipment and facilities. The Company prepays Epazz to acquire the equipment and facilities, and then the equipment and facilities are provided as services that correspond with our labor needs. The amount of the equipment and facilities is recorded over time as the labor uses the equipment and facilities, as a single fee per contractor.

The Company is using the Management Services Agreement as opposed to establishing our own facility in offshore locations for the reasons that it is very time-consuming, the cost would be much greater, it is difficult to establish entities in foreign countries and establish banking relations difficult, and hiring foreign personnel which speak different languages would cause communication issues. Furthermore, the foreign market would see ZenaDrone as a start-up company versus Epazz which has been well established in the offshore market for over a decade.

Sale of ZenaPay Wallet Software

On October 2, 2023, ZenaTech sold to Epazz Limited all of the issued shares of ZenaTech's subsidiary ZenaPay, Inc., which owns wallet software assets. Epazz Limited is a subsidiary of Epazz, Inc., a company controlled by Shaun Passley, PhD, the CEO and a director of the Company. In consideration of the sale, Epazz issued a promissory note in the amount of $250,000 USD to ZenaTech, which bears interest at the rate of 8% per annum and has a 10-year term. The promissory note is convertible into common shares of Epazz at a 20% discount based on an average closing price the shares of Epazz for five trading days. The promissory note remains payable as of the date of this Information Circular.

Other Payments to Affiliates

Out of $257,884 representing the total balance that the Company paid Epazz or its subsidiaries during the year ended December 31, 2023, $236,884 was advanced for salaries to Epazz Research and Development and $21,708, or $15,891 USD was paid for programming and support.

Epazz, Inc. – Convertible Line of Credit

On June 1, 2018 the Company and Epazz, Inc. entered into a convertible line of credit agreement whereby Epazz agreed to advance funds of up to $400,000 USD to the Company as needed for acquisitions and working capital needs. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s Common Shares outstanding. The agreement expires on December 31, 2025, and carries an interest rate of 6% on unpaid funds. No payments are due to Epazz on balances of $400,000 USD or less until the expiration of the agreement. Interest on the note is rolled into the principal amount on a quarterly basis. Provided that the Company is not in default, the agreement can be renewed for ten additional twelve-months periods. The total amount available to borrow is $400,000 USD or $547,200. There were no borrowings outstanding under this line of credit agreement as of the date of this Information Circular.

Yvonne Rattray Convertible Debenture

The Company secured a $10,000 USD or $13,539, three-year convertible loan from Yvonne Rattray on January 11, 2024. Yvonne Rattray is a Director of the Company. The principal is due January 10, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual interest rate of 10%, paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less.

The maximum conversion per month is $25,000 USD or $37,848. The conversion price is determined after applying a 20% discount from the then market price of the Common Shares.

The loan was converted into 6,760 Common Shares on October 9, 2024.

Marie Pindling Convertible Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Marie Pindling on January 9, 2024. The principal is due January 8, 2027. This loan is comprised of two units, with each unit comprised of a $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price is a twenty percent (20%) discount to the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.poundsterlinglive.com as of March 31, 2024.

The loan was converted into 6,760 Common Shares on October 9, 2024.

Olga Passley Convertible Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Olga Passley on January 9, 2024. The principal is due January 8, 2027. This loan is comprised of two units, with each unit comprised of a $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price is a twenty percent (20%) discount to the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.poundsterlinglive.com as of March 31, 2024.

The loan was converted into 6,760 Common Shares on October 9, 2024.

Issuance of Common Shares for Services

On February 7, 2024, the Company issued 6,667 Common Shares, representing 3,333 Common Shares to each of Yvonne Rattray and Neville Brown, in consideration for their services as directors of the Company, at a price of $4.80 or $3.54 USD per Common Share.

On October 9, 2024, the Company issued 201,692 at $1.77 shares of common stock to the Company’s Directors for their services up to September 30, 2024 as follows.

On October 9, 2024, the Company issued 100,000 shares of common stock at $1.77 to Shaun Passley, the CEO and a Director, for services from January 1, 2020 to September 30, 2024.

On October 9, 2024, the Company issued 28,248 shares of common stock at $1.77 to Craig Passley, a Director, for services from January 1, 2022 to September 30, 2024.

On October 9, 2024, the Company issued 28,248 shares of common stock at $1.77 to James A. Sherman, Corporate Secretary and Director, for services from January 1, 2022 to September 30, 2024.

On October 9, 2024, the Company issued 11,299 shares of common stock at $1.77 to Paul Piekos, a Director, for services from January 1, 2022 to September 30, 2024.

On October 9, 2024, the Company issued 11,299 shares of common stock at $1.77 to Thomas Burns, a Director, for services from January 1, 2022 to September 30, 2024.

On October 9, 2024, the Company issued 11,299 shares of common stock at $1.77 to Neville Brown, a Director, for services from January 1, 2023 to September 30, 2024.

On October 9, 2024, the Company issued 11,299 shares of common stock at $1.77 to Yvonne Rattray, a Director, for services from January 1, 2023 to September 30, 2024.

Debt Financing

From time-to-time the Company has received and repaid loans from Epazz, Inc, Shaun Passley and his immediate family members, to fund operations. ZenaTech has back-up lines of credit from related parties and others with an available spending limit of $16,500,000 to cover the repayment of the current portion of long-term debt, should it need it.

For more information material transactions involving informed persons, see the financial statements for the year ended December 31, 2023 and the nine months ended September 30, 2024 together with Management Discussion & Analysis related to such financial statements, which are available under the Company's name on EDGAR at www.sec.gov or upon request from the Company.

MANAGEMENT CONTRACTS

For information regarding the Management Services Agreement with Epazz, Inc., see "Interests of Informed Persons in Material Transactions – Management Services Agreement" above.

There are no other management functions of the Company nor any of its subsidiaries or affiliates which are to any substantial degree performed by a person or a company other than the directors or executive officers of the Company.

CORPORATE GOVERNANCE DISCLOSURE

Board of Directors

The current members of the Board of Directors are Shaun Passley, PhD, James A. Sherman, Craig Passley, Paul J. Piekos, Thomas W. Burns, Neville Brown and Yvonne Rattray.

Directors have a statutory fiduciary duty to act honestly and in good faith with a view to the best interests of ZenaTech and to exercise the care, diligence and skill that a reasonably prudent person would in comparable circumstances. Directors must fulfill their responsibilities in compliance with all applicable laws and regulations.

The Board has responsibility for the stewardship of ZenaTech. In discharging its mandate, the Board is responsible for the oversight and review of the development of. among other things; the strategic planning process of the Company; identifying the principal risks of the business and ensuring implementation of appropriate systems to manage these risks; succession planning, including appointing, training and monitoring senior management; a communication policy for the Company to facilitate communications with investors and other interested parties; and the integrity of the Company's internal control and management information systems.

The Board oversees management of the Company's business by delegating to the Company's senior officers the responsibility for day-to-day management of the Company. The Board discharges its responsibilities both directly and through its Audit Committee. In addition to the Audit Committee, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. The Audit Committee Charter is attached to this Information Circular as Schedule "C". The Compensation and Governance Committee periodically review and assess the adequacy of the corporate governance policy and guidelines and recommend any proposed changes to the Board for consideration.

The Board's determination as to each director's independence is made in accordance with the guidelines set forth in National Instrument 58-101 Corporate Governance Disclosure. The independent directors of the Company are Paul J. Piekos, Thomas W. Burns, Neville Brown and Yvonne Rattray. The Board does not consider Dr. Shaun Passley to be an independent director by virtue of being the current Chief Executive Officer of the Company. The Board also does not consider James A. Sherman to be an independent director by virtue of being the Chief Financial Officer. The Board also does not consider Craig Passley to be an independent director by virtue of being the brother of Dr. Shaun Passley.

Directorships

Certain directors of the Company are also presently directors of other issuers that are reporting issuers (or the equivalent) in Canada or elsewhere.  The Board of Directors is satisfied that it has a system for dealing with conflicts of interest if any were to arise.  In addition to their positions with the Company, the following current directors also served as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Name of Reporting Issuer or Equivalent	Exchange or Market
Shaun Passley, PhD.	Epazz, Inc.	OTC Markets
Shaun Passley, PhD.	Ameritek Ventures, Inc.	OTC Markets

Orientation and Continuing Education

The CEO and/or the CFO are responsible for providing an orientation for new directors. Director orientation and ongoing training includes presentations by senior management to familiarize directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors. On occasions where it is considered advisable, the Board provides individual directors with information regarding topics of general interest, such as fiduciary duties and continuous disclosure obligations. The Board ensures that each director is up to date with current information regarding the business of the Company, the role the director is expected to fulfill and basic procedures and operations of the Board. The Board members are given access to management and other employees and advisors, who can answer any questions that may arise.

Ethical Business Conduct

ZenaTech has adopted a Code of Business Conduct and Ethics, which applies to directors, officers, employees, consultants and contractors of the Company. ZenaTech promotes an ethical business culture. The Company is committed to conducting its business and affairs with honesty, integrity and in accordance with the highest ethical and legal standards. Directors are also encouraged to consult with ZenaTech's professional advisors with respect to any issues related to ethical business conduct.

Directors have a statutory responsibility to disclose all actual or potential conflicts of interest and generally to abstain from voting on matters in which the director has a conflict of interest.  A director will recuse himself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest or which otherwise affects his personal, business or professional interests.

Nomination of Directors

The Board does not have a nominating committee. The Board considers its size each year when it passes a resolution determining the number of director's to be appointed at each annual general meeting of shareholders. The Board determined that the configuration of seven directors is the appropriate number of directors, taking into account the number required to carry out duties effectively while maintaining a diversity of views and experience. The Board evaluates new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board including both formal and informal discussions among Board members and the CEO. The Board monitors, but does not formally assess the performance of individual Board members or committee members or their contributions.

Compensation

The Company has established a Compensation and Governance Committee that will review all compensation arrangements and policies in place and consider recommending to the Board the adoption of formal compensation guidelines, including with respect to implementing, reviewing and modifying compensation, as well as overseeing the Company's compensation philosophy and administering the Company's 2022 Long-Term Incentive Plan. The members of the Compensation and Governance Committee are Thomas Burns (Chair), Paul Piekos and Yvonne Rattray.

The compensation of the Board and the process by which the Board determines the compensation of the Company's officers are described in this Information Circular under the heading "Statement of Executive Compensation".

Other Board of Directors Committees

Other than the Audit Committee and the Compensation and Governance Committee, the Board has no other standing committees

Assessments

The Board does not conduct any formal evaluation of the performance and effectiveness of the members of the Board. The Board as a whole or any committee of the Board, however, considers the effectiveness and contribution of the Board, its members and the Audit Committee on an ongoing basis. The directors and the independent directors of the Company are free to discuss specific situations from time to time among themselves and/or with the CEO and, if necessary, steps are taken to remedy the situation, which steps may include a request for resignation. Furthermore, the management and director of the Company will continue to communicate with Shareholders on an ongoing basis.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of Directors, the only matters to be brought before the Meeting are those matters set forth in the Notice of Meeting:

1.Financial Statements and Auditor Report Thereon

The Board of Directors approved the audited consolidated financial statements of the Company and the auditor’s report thereon for the financial year ended December 31, 2023, all of which will be presented at the Meeting and can be found in the 424(b) prospectus filed under the Company's name on EDGAR at www.sec.gov on September 30, 2024 or on the Company’s website at www.zenatech.com. No approval or other action needs to be taken at the Meeting in respect of these documents.

2.Election of Directors

The Company has proposed that Shaun Passley, PhD, James A. Sherman, Craig Passley, Paul J. Piekos, Thomas W. Burns, Neville Brown and Yvonne Rattray (each, a “Nominee”) be nominated for election as directors of the Company to hold office until the next annual general meeting of Shareholders or until their successors are elected or appointed. Please refer to “Election of Directors” and “Statement of Executive Compensation” in this Information Circular for more information regarding each Nominee.

The Board of Directors recommends that Shareholders vote "FOR" each Nominee. Unless otherwise directed, the management designee named in the enclosed Proxy will vote in favour an ordinary resolution electing each Nominee to hold office until the next annual general meeting of the Shareholders or until their successors are elected or appointed.

3.Appointment and Remuneration of Auditor

Shareholders will be asked to approve the re-appointment of Bansal & Co LLP, Chartered Accountants, of A-6 Maharani Bagh, New Delhi, India, 110065, as the auditor of the Company to hold office until the next annual general meeting of the Shareholders at remuneration to be fixed by the Board of Directors. Bansal & Co LLP has served as the Company’s auditor since 2021.

Unless otherwise directed, the management designee named in the enclosed Proxy will vote in favour the appointment of Bansal & Co LLP, Chartered Accountants, as the Company’s auditor to hold office until the next annual general meeting of the Shareholders, at a remuneration to be fixed by the directors.

4.Approval of Acquisitions from Related Parties

At the Meeting, Shareholders will be asked to approve the acquisition by the Company of certain assets from persons who are considered "related parties" to the Company under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"). Please refer to “Approval of Related Party Transactions" in this Information Circular for more information.

5.Approval of Long-Term Incentive Plan

At the Meeting, Shareholders will be asked to approve the Company's Long-Term Incentive Plan, a copy of which is attached as Schedule "B" hereto. Please refer to “Approval of 2022 Long-Term Incentive Plan" in this Information Circular for more information.

APPROVAL OF RELATED PARTY TRANSACTIONS

Overview

The Company is a technology company specializing in AI (Artificial Intelligence) drone solutions, enterprise SaaS (Software-as-a-Service) and Quantum computing solutions. While the Company's primary business is its software business, the Company has been developing its drone business over the past two years. In connection with the development of its drone business, the Company is proposing to acquire assets from certain "related parties" (defined below) pursuant to four Purchase Agreements (the "Purchase Agreements") as described below.

As the Purchase Agreements and transactions contemplated thereby are proposed to be carried out with "related parties" of the Company, the Company is seeking minority shareholder approval in connection with the approval of the Purchase Agreements and the transactions contemplated thereby in accordance with Multilateral Instrument 61-

101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101") of the Canadian Securities Commissions, including in connection with the proposed issuance of Super Voting Shares carrying voting rights greater than 20% of the number of issued and outstanding Common Shares.

Background to the Transactions

On October 1, 2024, the Company's Chief Executive Officer and director, Dr. Shaun Passley, contacted the other directors of the Board of Directors (the "Board") for them to consider acquiring certain assets from companies controlled by Dr. Passley as described below, being ZooOffice, Inc., Ecker Capital, LLC and Epazz, Inc. Dr. Passley explained that the assets would provide certain material benefits directly to the Company and its stakeholders as described below.

On October 1, 2024, draft Purchase Agreements with respect to the assets proposed to be acquired were delivered to the Board in connection with the proposed transactions by Dr. Passley. The directors of the Company reviewed the proposals individually and had discussions among themselves excluding Dr. Passley. Given the limited provisions contained in the Purchase Agreements, the Board did not review the agreements with its legal counsel. However, the Board determined that independent valuations be obtained on the assets proposed to be acquired.

On October 24, 2024, the directors determined to engage Stonebridge Advisory, Inc. (the "Valuator") to assist it with the evaluation of the financial terms of the proposed transactions with the Company and to provide valuations in that regard.  The Valuator is the same valuation company used by the Company for its Nasdaq listing and is an independent financial advisory and valuation firm based in Pasadena, California, USA that is experienced with assisting companies to evaluate the financial aspects of various types of transactions, including those contemplated by the Purchase Agreements.

Between October 24, 2024 and January 6, 2025, the Valuator reviewed the financial terms of the proposed transactions with the Board (excluding Dr. Passley) and worked on preparing independent valuations of the assets to be acquired pursuant to the Purchase Agreements. On November 25, 2024, the Valuator presented its independent valuation of the assets proposed to be acquired from Ecker Capital, LLC. On January 4, 2025, the Valuator presented its independent valuation of the assets proposed to be acquired from ZooOffice, Inc. On January 9, 2025, the Valuator presented its independent valuations of the drone assets to be acquired from Epazz, Inc.

On January 8, 2025, Mr. Sherman, the Company's CFO and a director, discussed the terms of the Purchase Contracts and the independent valuations presented by the Valuator with Dr. Passley, who requested adjustments to the Purchase Contracts based on the valuations. Between January 8 and January 11, 2025, Mr. Sherman discussed the matter with the other members of the Board. On January 12, 2025, the Board discussed the matter at a meeting of directors and determined to adjust the terms of compensation payable under the Purchase Agreements to increase the number of shares issuable to Dr. Passley, Epazz and Ameritek, provided that the royalty payable to Epazz under the Technology Exclusive Licensing Agreement dated March 31, 2019 between the Company and Epazz was decreased from 7% to 5%. These terms were subsequently presented to, and accepted by, Dr. Passley.

On February 5, 2025, the independent directors of the Board, after carefully considering the terms of the Purchase Agreements (as amended) and the Transactions contemplated thereby, unanimously determined that the Purchase Agreements (as amended) and the Transactions contemplated thereby are in the best interests of the Company and fair to its shareholders. On February 5, 2025, the Board, after carefully considering the terms of the Purchase Agreements (as amended) and the Transactions contemplated thereby, unanimously determined that the Purchase Agreements (as amended) and the Transactions contemplated thereby are in the best interests of the Company and fair to its shareholders.

The Purchase Agreements

ZenaTech proposes to complete four transactions (together, the "Transactions") with the related parties as described below.

Acquisition of Securities of Ecker Capital LLC.

ZenaTech has entered into an Acquisition and Stock Purchase Agreement with Ecker Capital LLC ("Ecker") and Ameritek Ventures, Inc. ("Ameritek") dated October 1, 2024 for the purchase by ZenaTech of 100% of the issued and outstanding shares of equity, securities and warrants, options or other rights to acquire equity securities of Ecker (the "Ecker Securities") held by Ameritek, which is the sole member of Ecker.

In consideration of the purchase of the Ecker Securities, ZenaTech will issue to Ameritek the following shares:

•5,000 Super Voting Shares with a stated value of USD$30.00,

•1,000,000 Common Shares, and

•750,000 Preferred Shares with a stated value of USD$3.00 per Share.

Epazz is the principal shareholder of Ameritek with 95% voting control of Ameritek. Dr. Shaun Passley is the sole director and the CEO of Ameritek and the Managing Director of Ecker. Since Dr. Passley is also the Chief Executive Officer, a director and a stockholder of ZenaTech he is a considered a "related party" to Ecker, Ameritek and ZenaTech and, therefore, Ecker and Ameritek are considered "related parties" to ZenaTech, and the acquisition of Ecker by ZenaTech constitutes a "related party transaction" under MI 61-101.

Ecker is located at 55 E. Jackson Blvd, Suite 1005, Chicago, Illinois and is the software developer for warehouse software products. It is a benefit to ZenaDrone for its IQ drone series. Ecker is a parent holding company of Interactive Systems, Inc., interlinkONE, Inc, and ESM Software, Inc., three software technology companies.

The Company has received an independent valuation of the business of Ecker, which was prepared by the Valuator. The effective date of the valuation is September 30, 2024 and is based on Ecker as an on-going concern which assumes Ecker has the financial resources to continue operating into the foreseeable future. All traditional approaches to value were considered by the Valuator and specific methods and calculations were weighted to reflect Ecker's value. Ecker was appraised using the fair market value as the standard of value assuming no discount for a lack of control (DLOC) and no adjustment for lack of marketability (DLOM). Because the balance sheet of Ecker might not represent the business, this valuation only values the enterprise value. The enterprise value is the invested capital value (debt and equity) of the business.

The Fair Market Value (enterprise value) of Ecker is estimated at $4,144,906 USD. After any balance sheet adjustments, the adjusted value is $592,313 USD and after subtraction of term debt, if any, the equity value is $590,000 USD. Equity value subtracts interest-bearing term debt and the working capital surplus or shortage, if any, from the enterprise value. A 100.00% interest of the Company's equity equals $4,140,000 USD. The Valuator's conclusion is subject to the Report's Limiting Conditions and the note in the conclusion section.

The Fair Market Value (FMV) is defined as the value an asset or liability would exchange hands given a willing buyer and seller negotiate an "arms-length" transaction with neither party under duress and with the parties having access to all pertinent information.

There are no restrictive agreements that might impact the value of Ecker. The internal financials of Ecker were used in this valuation for analysis. The Valuator reviewed information on Ecker and the assumptions based on client discussions that allowed the Valuator to consider the net cash flow, the market selling multiples, Ecker's assets and liabilities and build out the Discount and Capitalization Rate which measures the investment risk.

Acquisition of Securities of ZooOffice, Inc.

ZenaTech has entered into an Acquisition and Stock Purchase Agreement with ZooOffice Inc. ("ZooOffice") and Epazz, Inc. ("Epazz") dated October 1, 2024 for the purchase by ZenaTech of 100% of the issued and outstanding shares of equity, securities and warrants, options or other rights to acquire equity securities of ZooOffice (the "ZooOffice Securities") held by Epazz, which is the sole member of ZooOffice.

In consideration of the purchase of the ZooOffice Securities, ZenaTech will issue to Epazz the following shares:

•3,000 Super Voting Shares with a stated value of USD$30.00,

•500,000 Common Shares with a stated value of USD$2.45 per Common Share, and

•550,000 Preferred Shares with a stated value of USD$3.00 per Preferred Share.

Dr. Shaun Passley is the sole director and officer of Epazz and is its principal shareholder with 95% voting control of Epazz. He is also the sole director of ZooOffice. Dr. Passley is also the Chief Executive Officer, a director and a stockholder of ZenaTech. Accordingly, Dr. Passley is considered a "related party" to ZooOffice, Epazz and ZenaTech and therefore ZooOffice and Epazz are considered "related parties" to ZenaTech, and the acquisition of ZooOffice by ZenaTech constitutes a "related party transaction" as such terms are defined in MI 61-101.

ZooOffice is located at 602 W 5th Avenue, Suite B, Naperville, Illinois and develops cloud business software products for businesses and government. It has a compliance software what will be useful for compliance for ZenaDrone smart farming.

The Company has received an independent valuation of the business of ZooOffice, which was prepared by the Valuator. The effective date of the valuation is September 30, 2024 and is based on ZooOffice as an on-going concern. The going concern premise of value assumes ZooOffice has the financial resources to continue operating into the foreseeable future. All traditional approaches to value were considered by the Valuator and specific methods and calculations were weighted to reflect ZooOffice's value. ZooOffice was appraised using the fair value as the standard of value assuming no discount for a lack of control (DLOC) and no adjustment for lack of marketability (DLOM). Because the balance sheet might not represent the business, this valuation only values the enterprise value.

The Fair Market Value (enterprise value) of ZooOffice is estimated at $4,021,973 USD. After any balance sheet adjustments, the adjusted value is $4,030,077 USD and after subtraction of term debt if any, the equity value is $4,030,000 USD. A 100.00% interest of the Company's equity equals $4,030,000 USD. Because the balance sheet might not represent the business, this valuation only values the enterprise value. The Valuator's conclusion is subject to the Report's Limiting Conditions.

There are no restrictive agreements that might impact the value of ZooOffice. The internal financials of ZooOffice were used by the Valuator in this valuation for analysis. The Valuator reviewed information on ZooOffice and the assumptions based on client discussions that allowed the Valuator to consider the net cash flow, the market selling multiples, ZooOffice's assets and liabilities and build out the Discount and Capitalization Rate which measures the investment risk..

Acquisition of Design Patent

ZenaTech has entered into an Asset Patent Purchase Agreement with Epazz dated October 8, 2024 for the purchase from Epazz by ZenaTech of Design Patent USD1005883S1 (the "Design Patent"). In addition, ZenaTech has agreed to purchase any future Design Patent related to the ZenaDrone 1000 product.

In consideration of the purchase of the Design Patent, ZenaTech will issue to Epazz the following shares:

•6,000 Super Voting Shares with a stated value of USD$30.00which will be allocated as to 5,000 to Epazz and 1,000 to Dr. Shaun Passley, and

•1,650,000 Preferred Shares with a stated value of USD$3.00 per Preferred Share which will be allocated as to 1,150,000 to Epazz and 500,000 to Dr. Passley.

For future issue Design Patent(s) related to the ZenaDrone 1000 product, ZenaTech has agreed to issue the following shares, subject to director approval and compliance with applicable laws and regulatory rules at the time of issuance of the securities:

•16,000 Super Voting Shares with a stated value of USD$30.00 which will be allocated as to 12,000 to Epazz and 4,000 to Dr. Passley; and

•2,500,000 Preferred Shares with a stated value of USD$3.00 per Preferred Share which will be allocated as to 2,000,000 to Epazz and 500,000 to Dr. Passley.

As disclosed above, Dr. Passley and Epazz are considered "related parties" to ZenaTech and the acquisition of the Design Patent by ZenaTech constitutes a "related party transaction" under MI 61-101.

The Design Patent allows for the ZenaDrone 1000 to be able to generate lift from its body design.

The Company has received an independent valuation of the business of the Design Patent, which was prepared by the Valuator. The effective date of the valuation is December 31, 2024. All traditional approaches to value were considered in this valuation and the appropriate allocation of methods and calculations were weighted that best represent value of the value of the business. The Design Patent was appraised using the fair market value (enterprise value) as the standard of value assuming no discount for a lack of control (DLOC) and no adjustment for lack of marketability (DLOM).

The appraisal's estimated value for 100.00% of the Design Patent without any discounts and premiums, is $4,846,667 of enterprise value. This conclusion is subject to the Report's Limiting Conditions.

There are no restrictive agreements that might impact value. The Valuator reviewed information on the Design Patent as well as the assumptions based on client discussions that allowed the Valuator to forecast the future cash flow of the business, review the assets and liabilities to the extent possible and build out the Discount and Capitalization Rate, which is essentially an indicator of risk in the business investment.

Acquisition of Utility Patents

ZenaTech has entered into an Asset Patent Purchase Agreement with Epazz dated October 13, 2024 (the "Utility Purchase Agreement") for the purchase from Epazz by ZenaTech of Utility Patent US11597515B2 which allows for ZenaDrone 1000 to be recharged remotely without human assistance (the "First Utility Patent"). Effective November 20, 2024, the parties entered into an amendment to the Asset Patent Purchase Agreement with Epazz dated October 13, 2024 for the purchase from Epazz by ZenaTech of Charging Pad Patent US11970293B2 related to a drone with extendable and rotatable wings and multiple accessory securing panel (the "Second Utility Patent").

In consideration of the purchase of the First Utility Patent and the Second Utility Patent (together, the "Utility Patents"), ZenaTech will issue to Epazz and Dr. Shaun Passley the following shares:

•46,000 Super Voting Shares with a stated value of USD$30.00 which will be allocated as to 40,000 to Epazz and 6,000 to Dr. Passley, and

•13,000,000 Preferred Shares with a stated value of USD$3.00 per Preferred Share which will be allocated as to 10,000,000 to Epazz and 3,00,000 to Dr. Passley

For future issue of Utility Patent(s) related to the ZenaDrone 1000 product, ZenaTech has agreed to issue the following shares, subject to director approval and compliance with applicable laws and regulatory rules at the time of issuance of the securities:

•38,000 Super Voting Shares with a stated value of USD$30.00 which will be allocated as to 6,000 Super Voting Shares to Epazz and 2,000 to Dr. Passley, and

•8,800,000 Preferred Shares with a stated value of USD$3.00 per Preferred Share which will be allocated as to 6,000,000 to Epazz and 2,200,000 to Dr. Passley.

As disclosed above, Dr. Passley and Epazz are considered "related parties" to ZenaTech and the acquisitions of the Utility Patents by ZenaTech constitutes a "related party transaction" under MI 61-101.

The Company has received independent valuations of each of the First Utility Patent and Second Utility Patent, which were prepared by the Valuator. The effective date of the valuations is December 31, 2024. All traditional approaches to value were considered in the valuations and the appropriate allocation of methods and calculations were weighted that best represent the respective value of each of the First Utility Patent and the Second Utility Patent. The Utility Patents was appraised using the fair market value (enterprise value) as the standard of value assuming no discount for a lack of control (DLOC) and no adjustment for lack of marketability (DLOM).

The appraisal's estimated value for 100.00% of the First Utility Patent without any discounts and premiums, is $29,081,865 of enterprise value. The appraisal's estimated value for 100.00% of the Second Utility Patent without any discounts and premiums, is $14,540,001 of enterprise value. These conclusions are subject to the Report's Limiting Conditions.

There are no restrictive agreements that might impact value. The Valuator reviewed information on the Utility Patents as well as the assumptions based on client discussions that allowed the Valuator to forecast the future cash flow of the business, review the assets and liabilities to the extent possible and build out the Discount and Capitalization Rate, which is essentially an indicator of risk in the business investment.

Royalty Agreement

Further to the Technology Exclusive Licensing Agreement dated March 31, 2019 between Epazz and the Company (the "Original Epazz Licensing Agreement"), the Company and Epazz entered into a royalty agreement as of January 14, 2025 (the "Royalty Agreement") pursuant to which the royalty granted by the Company to Epazz in consideration of the contributions by Epazz to the development and commercialization of the ZenaDrone 1000 under the Original Epazz Licensing Agreement was reduced from 7% to 5%. The Company will pay Epazz an annual royalty equivalent to 5% of the gross revenue derived from the sales of ZenaDrone 1000, including the charging pad and attachment machine (the "Royalty"). The Royalty will be paid annually in the form of Preferred Shares issued at the fair market value of the shares at the time of issuance. The Company will calculate the gross revenue base on its audited financial statements for the applicable fiscal year.

Related Parties

As disclosed above, all of the parties to the Purchase Agreements are considered "related parties" to ZenaTech and the Transactions, namely:  Dr. Shaun Passley, ZooOffice, Epazz, Ecker and Ameritek.

Description of Securities to be Issued Under Purchase Agreements

The Purchase Agreements contemplate that Common Shares, Super Voting Shares and Preferred Shares will be issued to the related parties. Refer to "Voting Securities and Principal Holders of Voting Securities" in this Information Circular for a description of the rights and privileges attached to the Common Shares, the Super Voting Shares and the Preferred Shares.

Benefits of the Purchase Agreements

Dr. Passley believes the assets proposed to be acquired under the Purchase Agreements will result in the following benefits to the Company:

•Increase in revenue from the ZooOffice and Ecker operations.

•Increase in cashflow from the ZooOffice and Ecker operations.

•A better version of the ZenaDrone 1000 can be produced as a result of the patent acquisitions resulting in increased revenues and cashflow in the future.

•New customers in governments and businesses may be obtained through Ecker.

•Control of critical technology and the Company will benefit from having no licensing fees.

Determination of the Board

The Board (excluding Dr. Passley), having undertaken a thorough review of, and having carefully considered the terms of the Purchase Agreements and the Transactions contemplated thereby, has unanimously determined that the Purchase Agreements and the Transactions contemplated thereby are in the best interests of the Company and fair to its shareholders.

Reasons for the Determination

The following includes forward-looking information and readers are cautioned that actual results may vary. See “Risk Factors” below.

The Board’s determinations are based on the totality of the information presented and considered by it. The following summary of the information and factors considered by the Board is not intended to be exhaustive but includes a summary of the material information and factors considered by the Board in its consideration of the Purchase Agreements and the Transactions contemplated thereby. In view of the variety of factors and the amount of information considered in connection with the Board’s review and evaluation of the Purchase Agreements and the Transactions contemplated thereby, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its determinations. The determinations of the Board were made after consideration of the factors noted below, other factors, and in light of its knowledge of the business, financial condition and prospects of the Company. Individual members of the Board may have assigned different weights to different factors.

In making its determinations, the Board considered various factors, including those set out below:

•Benefits to the Company. The Company considered the benefits of the assets to be acquired to the business of the Company, including those benefits described above.

•Strategic Alternatives. The Board reviewed and considered the alternatives to acquiring the assets contemplated from third parties and the associated costs and benefits, including the familiarity of the assets to Dr. Passley and his team.

•Purchase Agreements. The Board considered the terms and conditions of the Purchase Agreements and the Transactions contemplated thereby, including the consideration to be paid in exchange for the assets proposed to be acquired.

•Capital Requirements. The Board considered the ongoing capital requirements of the Company and that the consideration was to be paid in shares as opposed to cash.

•Related Party Holdings. The Board also considered increased holdings in the Company by Dr. Passley as a result of the completion of the Transactions proposed, as well as the dilutive effect of the holdings of Dr. Passley pursuant to any future equity financings conducted by the Company.

•Valuation. The Board considered the Valuations prepared by the Valuator in connection with the proposed Transactions.

•Minority Shareholder Approval. The Company’s minority shareholders are being provided with an opportunity to determine whether the Company will proceed with the Purchase Agreements and the Transactions contemplated thereby.

Shareholder Approval of the Transactions

At the Meeting, Shareholders will be asked to approve the Purchase Agreements and the Transactions contemplated thereby.

In order for the Transactions contemplated by the Purchase Agreements to proceed, the Transactions Approval Resolution, the full text of which is set forth below, must be approved by a simple majority of the votes cast by the shareholders present in person or represented by proxy at the Meeting and entitled to vote, excluding the votes cast by: (a) the Company; (b) an “interested party” (as defined in MI 61-101); (c) a “related party” to such interested party within the meaning of MI 61-101 (subject to certain exceptions); and (d) any person that is a joint actor with any party referred to in (b) or (c) (collectively, the “Excluded Shareholders”) (the “Required Shareholder Approval”).

The Transactions Approval Resolution must receive the Required Shareholder Approval in order for the Transactions contemplated by the Purchase Agreements to be completed. The enclosed form of proxy or voting instruction form permits shareholders to vote FOR or AGAINST the Transactions Approval Resolution. If you do not specify how you want your Common Shares voted, the persons named as proxyholders in the enclosed form of proxy or voting instruction form intend to cast the votes represented by proxy at the Meeting FOR the ordinary resolution approving the proposed Transactions.

Interests of Certain Persons in the Transactions

Except as otherwise disclosed in this document, none of the directors or officers of the Company, or to the knowledge of the directors and executive officers of the Company, any of their respective associates or affiliates, has any material interest, direct or indirect, in any matter to be acted upon in connection with Purchase Agreements and the Transactions contemplated thereby or the Transactions Approval Resolution that would materially affect the Transactions contemplated, except an interest arising from the ownership of the Common Shares where such person will receive no extra or special benefit or advantage not shared on a pro rata basis by all shareholders.

Common Shares Held by Directors and Executive Officers

As of the Record Date, the directors and executive officers of the Company (other than Dr. Passley) beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 651,358 Common Shares, representing approximately 2.7% of the issued and outstanding Common Shares on an undiluted basis.

Canadian Securities Laws Matters

MI 61-101

MI 61-101 applies where an issuer proposes to enter into a transaction or connected transactions with a related party, including transactions involving a purchase of assets from a related party for valuable consideration. MI 61-101 is intended to protect minority shareholder interests in a company, particularly where parties interested in a proposed transaction hold a large voting block of shares, to ensure procedural fairness to minority shareholders.

Under MI 61-101, a “related party” includes a control person of the entity, directors, executive officers and shareholders holding over 10% of the voting rights attached to the voting securities of the issuer. As a result, the Company's directors and officers (including Dr. Passley), Epazz and Ameritek Ventures are excluded from voting their shares of the Company in connection with the Purchase Agreements and Transactions contemplated thereby.

MI 61-101 provides that certain “related party transactions” between an issuer and a “related party” are subject to the formal valuation and minority approval requirements set forth in MI 61-101. MI 61-101 provides that where an issuer acquires an asset from a related party, directly or through connected transactions, those transactions may be considered “related party transactions” for the purposes of MI 61-101. The Transactions contemplated by Purchase Agreements constitute “related party transactions” within the meaning of MI 61-101 because they involve a transaction between the Company and a related party.

Minority Approval Requirements

As the Transactions contemplated in the Purchase Agreements are related party transactions, the minority shareholder approval requirements of MI 61-101 apply to the Transactions. The shareholder approval sought at the Meeting is intended to satisfy the minority shareholder approval requirements of MI 61-101.

MI 61-101 provides that, in addition to any other required securityholder approval, a related party transaction is subject to “minority approval” (as defined in MI 61-101, being a simple majority of the votes (50% + 1) cast by “minority” shareholders of each class of affected securities (as defined in MI 61- 101)), unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities. In relation to approval of the Transactions under the Purchase Agreements, “minority approval” requires the approval of a simple majority (50% + 1) of the holders of Common Shares, other than Common Shares beneficially owned, or over which control or direction is exercised by: (a) the issuer; (b) an “interested party” (as defined in MI 61-101); (c) a “related party” to such interested party within the meaning of MI 61-101 (subject to certain exceptions); and (d) any person that is a joint actor with any party referred to in (b) or (c).

Dr. Passley, Epazz and Ameritek and their affiliates constitute Excluded Shareholders for the purposes of MI 61-101. To the knowledge of the Company, the Excluded Shareholders will hold or be deemed to hold an aggregate of 11,587,093 Common Shares, representing approximately 48% of the issued and outstanding Common Shares of the Company. As a result, Common Shares held by the Excluded Shareholders will be excluded for purposes of calculating the requisite approvals of the Transactions Approval Resolution.

Formal Valuations

MI 61-101 provides that, unless an exemption is available, an issuer proposing to carry out a related party transaction is required to obtain a formal valuation in respect of the assets involved in the related party transaction from a qualified independent valuator.

The Valuator, Stonebridge Advisory, Inc., was engaged to provide opinions as to a value or range of values representing the fair market value of the assets and businesses of ZooOffice and Ecker, and the Patents (together, the "Valuations"). The authors of the Valuations are Daniel P. O'Connell, AM, BV, American Society of Appraisers and Ryan P. O'Connell, IRS Qualified Valuations. The Board (excluding Dr. Passley) determined that the Valuator is qualified to provide the Valuations. The Board (excluding Dr. Passley) also determined that the Valuator is independent (within the meaning of MI 61-101) of ZenaTech and all other parties to the Transactions. The preparation of the valuations requested were supervised by the Board (excluding Dr. Passley) and paid for by the Company.The Valuator delivered to the Board reports of the valuation of ZooOffice and Ecker effective September 30, 2024 and reports of the valuation of the Patents effective December 31, 2024 (together, the "Valuation Reports"). The Board

(other than Dr. Passley)reviewed and considered the Valuation Reports during the process of the Board's review of the Transactions.

ZenaTech paid the Valuator a total of USD$7,350 for its services in providing the Valuation Reports.

See section "The Purchase Agreements" above for brief summaries of the Valuation Reports related to ZooOffice, Ecker and the Patents.

Copies of the Valuation Reports are available for inspection at ZenaTech's office 777 Hornby Street, Suite 600, Vancouver, British Columbia V6Z 1S4. A copy of the Valuation Reports will be sent to any holder of Common Shares of ZenaTech upon request and without charge.

Capitalization of ZenaTech

The following table summarizes the Company’s capitalization on September 30, 2024, and as of the date of this Information Circular, assuming the completion of the Transactions contemplated by the Purchase Agreements.

Description of Security	Amount Authorized	Outstanding as of September 30, 2024	Outstanding as of the Date Hereof	Outstanding Upon Conversion of Warrants
Convertible Lines of Credit	$16,500,000	$9,119,728	$9,637,535	n/a
Long-Term Debt(1)	n/a	$9,119,728	$9,637,535	n/a
Common Shares	Unlimited	17,308,315	23,601,124	26,556,675(2)
Preferred Shares(3)	100,000,000	1,200,000	1,200,000	3,600,000
Super Voting Shares	23,000,000	0	0	n/a
Warrants	2,955,551	2,955,551	2,955,551	n/a

Notes:

(1)All long-term debt is unguaranteed and unsecured debt.

(2)Comprised of 23,601,124 common shares issued and outstanding plus 2,955,551 common shares issuable upon exercise of warrants. Of the number of warrants outstanding, 22,056 are exercisable at a price of $.90 per share for a period of 36 months from the date that the Shares are listed for trading on a recognized stock exchange, 41,666 are exercisable at a price of $12 or $8.77 USD per share for a period of three years after the Company's shares are listed for trading on a recognized stock exchange, 291,829 are exercisable at a price of $1 USD or $1.368 per share for a period of three years after the shares are listed for trading on a recognized stock exchange, and 2,600,000 warrants are exercisable at $1.77 USD per share until October 31, 2027.

(3)The Company issued 1,200,000 preferred shares to various entities as debt origination fees during the last quarter of 2024. Preferred shares have a dilution rate of three Common Shares for each Preferred Share converted. As such the Preferred Shares may be converted to 3,600,000 shares of common stock.

Major Shareholders

The following table sets for information relating to shares held by Excluded Shareholders prior to the completion of the Transactions proposed.

Name	Type of Ownership	Type of Security Owned	Number of Shares Owned	Percentage of Shares Outstanding (1)
Dr. Shaun Passley	Beneficial and of Record	Common Shares	5,136,459	22%
Epazz, Inc. (2)	Beneficial and of Record	Common Shares S	5,867,301	25%

Ameritek Ventures, Inc. (3)(4)	Beneficial and of Record	Common Shares	583,333	2%
Directors and Officers (other than Dr. Passley)	Beneficial and of Record	Common Shares	644,784	3%

Notes:

(1)Based on 23,601,124 Common Shares issued and outstanding.

(2)Shaun Passley is the sole director and officer of Epazz, and is its principal shareholder with 95% voting control of Epazz.

(3)Shaun Passley is a director, officer, and principal shareholder of Ameritek Ventures, Inc.

(4)Epazz, is the principal shareholder with 95% voting control of Ameritek Ventures, Inc..

The following table sets forth information relating to shares held by Excluded Shareholders upon the completion of the Transactions proposed.

Name	Type of Ownership	Type of Security Owned	Number of Shares Owned(5)(6)	Percentage of Shares Outstanding (1)
Dr. Shaun Passley	Beneficial and of Record	Common Shares Super Voting Shares Preferred Shares	5,336,459 10,000 3,620,000	20% 17% 21%
Epazz, Inc. (2)	Beneficial and of Record	Common Shares Super Voting Shares Preferred Shares	7,067,301 45,000 11,700,000	25% 75% 68%
Ameritek Ventures, Inc. (3)(4)	Beneficial and of Record	Common Shares Super Voting Shares Preferred Shares	1,583,333 5,000 750,000	2% 8% 4%
Directors and Officers (other than Dr. Passley)		Common Shares Super Voting Shares Preferred Shares	644,784 - -	3% - -

Notes:

(1)Based on 25,101,124 Common Shares, 60,000 Super Voting Shares and 17,270,000 Preferred Shares issued and outstanding.

(2)Dr. Shaun Passley is the sole director and officer of Epazz and is its principal shareholder with 95% voting control of Epazz.

(3)Dr. Shaun Passley is the sole director and officer of Ameritek.

(4)Epazz is the principal shareholder with 95% voting control of Ameritek.

(5)Does not include any Super Voting Shares that may be issuable for future Design Patent(s) or Utility Patent(s) related to the ZenaDrone 1000 product.

(6)Does not include any Preferred Shares that may be issuable for future Design Patent(s) or Utility Patent(s) related to the ZenaDrone 1000 product.

As a result of the issuance of the Common Shares of ZenaTech to the related parties pursuant to the Transactions, Dr. Shaun Passley will own or control, directly or indirectly, voting rights comprising a total of 14,187,093 Common Shares equaling approximately 57% of the post-closing issued and outstanding Common Shares of ZenaTech and the 60,000 Super Voting Shares to be issued with each Super-Voting Share carrying the right to 1,000 votes.

As a result of the issuance of the shares of ZenaTech to the related parties pursuant to the Transactions, assuming the conversion of the preferred shares and inclusion of the super voting shares controlled by him, Dr. Shaun Passley will own or control, directly or indirectly, voting rights comprising a total of 74,187,093 Common Shares equaling approximately 87% of the post-closing issued and outstanding Common Shares of ZenaTech.

Risk Factors

Shareholders should carefully consider the following risks related to the Transactions contemplated by the Purchase Agreements. Additional risks and uncertainties, including those currently unknown to or considered immaterial by the Company, may also adversely affect the Transactions. The following risk factors are not a definitive list of all risk factors associated with the Transactions.

Required Shareholder Approval

The Transactions Approval Resolution requires that the Transactions contemplated by the Purchase Agreements be approved by a simple majority of the votes cast by the shareholders present in person or represented by proxy at the Meeting and entitled to vote, excluding the votes cast by the Excluded Shareholders that are required to be excluded pursuant to MI 61-101. There can be no certainty, nor can the Company provide any assurance, that the required shareholder approval will be obtained. If the required shareholder approval is not obtained, the Company will not be able to complete the Transactions contemplated by the Purchase Agreements, which may have a material adverse effect on the Company, its business, financial condition, results of operations and cash flows.

Purchase of Assets

There can be no assurance that the benefits expected from the acquisition of the assets pursuant to the Purchase Agreements will be obtained which could have a material adverse effect on the business of the Company, its financial position, results of operations and cash flows.

Super Voting Shares

The Super-Voting Shares carry 1,000 votes per share. As a result, Dr. Passley's voting control over the Company will increase to approximately 75% as Dr. Passley controls both Epazz and Ameritek. As a result, Dr. Passley will be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring stockholder approval through their voting power.

Risks Relating to the Company

Whether or not the proposed Transactions are completed, the Company will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in the Company’s Prospectus filed with the SEC and subsequent Form 6-k disclosures , which are available under the Company’s profile on EDGAR www.sec.gov.

In addition, see the "Risk Factors" contained in the Company's Prospectus filed with the SEC on September 30, 2024, as well as the risk factors contemplated in the Form 6-Ks subsequently furnished to the SEC by the Company, which are available under the Company's name on EDGAR at www.sec.gov/edgar.

The Transactions Approval Resolution

Shareholders will be asked to consider, and if deemed advisable, to pass an ordinary resolution at the Meeting to permit the Transactions contemplated by the Purchase Agreements (the “Transactions Approval Resolution”). The complete text of the Transactions Approval Resolution, which management intends to place before the Meeting for confirmation and ratification, with or without modification, is as follows:

“IT IS HEREBY RESOLVED that:

1.The transactions contemplated by the ZooOffice Agreement, Ecker Capital Agreement, Design Patent Agreement and Utility Patents Agreement (collectively, "Purchase Agreements") are hereby authorized, ratified and approved.

2.The ZooOffice Agreement, as amended, is hereby authorized, ratified and approved with such changes or alterations as any director or officer of the Company may deem necessary or advisable, and the execution and delivery of the ZooOffice Agreement on behalf of the Company is hereby approved, authorized and ratified.

3.The Ecker Capital Agreement, as amended, is hereby authorized, ratified and approved with such changes or alterations as any director or officer of the Company may deem necessary or advisable, and the execution and delivery of the Ecker Capital Agreement on behalf of the Company is hereby approved, authorized and ratified.

4.The Design Patent Agreement, as amended, is hereby authorized, ratified and approved with such changes or alterations as any director or officer of the Company may deem necessary or advisable, and the execution and delivery of the Design Patent Agreement on behalf of the Company is hereby approved, authorized and ratified.

5.The Utility Patents Agreement, as amended, is hereby authorized, ratified and approved with such changes or alterations as any director or officer of the Company may deem necessary or advisable, and the execution and delivery of the Utility Patents Agreement on behalf of the Company is hereby approved, authorized and ratified.

6.The Company is hereby authorized to issue the common shares, super voting shares and preferred shares in the amounts and at the prices and on the terms as contemplated by the Purchase Agreements, as amended.

7.Any director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute, or to cause to be executed, whether under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such other documents and instruments, and to do or cause to be done all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable in order to carry out the intent of this resolution, including, without limitation, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.

8.All actions heretofore taken by or on behalf of the Company in connection with any matter referred to in any of the foregoing resolutions are hereby approved, ratified and confirmed in all material respects.

THE DISINTERESTED MEMBERS OF THE BOARD OF DIRECTORS RECOMMEND A VOTE “FOR” THE TRANSACTIONS CONTEMPLATED BY THE TRANSACTIONS APPROVAL RESOLUTION. Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote “For” the ordinary resolution to permit the contemplated Transactions. To be effective, the Transactions Approval Resolution must be passed by not less than the majority of the votes cast by minority shareholders of the Company in person or by proxy at the Meeting as provided in MI 61-101.

APPROVAL OF 2022 LONG-TERM INCENTIVE PLAN

At the Meeting, Shareholders will be asked to pass an ordinary resolution to approve the Company's 2022 Long-Term Incentive Plan pursuant to which it plans to issue stock options or other incentive-based compensation securities to directors, officers, employees and consultants going forward. The Company's 2022 Long-Term Incentive Plan is attached to this Information Circular as Schedule "B".

The 2022 Long-Term Incentive Plan was approved by the Board on December 1, 2022, for which the Company obtained shareholder approval at a special meeting of shareholders held March 10, 2023 and subsequently updated. The Board has not made distributions of any securities-based compensation awards to the Company's directors and officers under the 2022 Long-Term Incentive Plan.

A summary of certain terms of the 2022 Long-Term Incentive Plan is set out below, is not complete and is qualified in its entirety by the full text of the 2022 Long-Term Incentive Plan. All capitalized terms contained in the summary below have the meanings given to them in the 2022 Long-Term Incentive Plan.

Eligibility, Purpose, and Administration

Employees, Directors and Consultants of the Company and its Affiliates will be eligible to participate in the 2022 Long-Term Incentive Plan. The purpose of the 2022 Long-Term Incentive Plan is to advance the interests of the Company and its shareholders by providing to Participants a performance incentive for continued and improved services with the Company and its Affiliates.

The Board or a committee authorized by the Board will be responsible for administering the 2022 Long-Term Incentive Plan. The Board will have full and exclusive discretionary power to interpret the terms and the intent of the 2022 Long-Term Incentive Plan and any Award Agreement or other agreement in connection with the 2022 Long-Term Incentive Plan, to determine eligibility for Awards, and to adopt such rules, regulations and guidelines for administering the 2022 Long-Term Incentive Plan as the Board may deem necessary. The Board has authorized the Compensation and Governance Committee to administer the 2022 Long-Term Incentive Plan on its behalf and the Committee has wide ranging authority and powers with respect to the administration of the 2022 Long-Term Incentive Plan.

The 2022 Long-Term Incentive Plan will permit grant of Options, Stock Appreciation Rights, Restricted Share Awards, Restricted Share Unit Awards, Other Share-Based Awards, Performance Awards or any other right, interest or option relating to Shares or other property (including cash) granted pursuant to the provisions of the 2022 Long-Term Incentive Plan to eligible Participants.

Common Shares Issuable Pursuant to the 2022 Long-Term Incentive Plan

Subject to certain adjustment as provided in the 2022 Long-Term Incentive Plan, the maximum number of Shares issuable upon the exercise or redemption and settlement of all Awards granted under the 2022 Long-Term Incentive Plan shall not exceed 20% of the issued and outstanding Shares of the Company at the time of granting of the Award.

As at the date hereof, there were no options or other awards issued and outstanding under the 2022 Long-Term Incentive Plan. Accordingly, as of the date of this Information Circular, the Company will have room under the 2022 Long-Term Incentive Plan to issue Awards representing up to 3,333,333 Common Shares to Participants, representing approximately 19.7% of the current issued and outstanding Common Shares.

Types of Stock Awards Authorized by the 2022 Long-Term Incentive Plan

Options

Options may be granted to Participants either alone or in addition to other Awards granted under the 2022 Long-Term Incentive Plan. All Options shall be evidenced by an Award Agreement in such form and containing such terms and conditions as the Committee shall determine which are not inconsistent with the provisions of the 2022 Long-Term Incentive Plan.

The exercise price per each Common Share purchasable under any Option granted pursuant to this Article cannot be less than the greater of the closing market prices of the Common Shares on (a) the trading day prior to the date of grant of the Options and (b) the date of grant of the Options. The term of each Option will be fixed by the Committee in its sole discretion; provided that no Option shall be exercisable after the expiration of ten years from the date the Option is granted, except in the event of death or disability. Unless otherwise provided in an Award Agreement, full payment of such exercise price shall be made at the time of exercise and shall be made in cash only (including certified cheque or wire transfer of immediately available funds).

The terms of an option may not be amended once issued. If an option is cancelled prior to its expiry date, the Company must post notice of the cancellation and shall not grant new options to the same person until 30 days have elapsed from the date of cancellation.

Stock Appreciation Rights

The Committee may grant Stock Appreciation Rights in tandem with all or part of any Option granted under the 2022 Long-Term Incentive Plan or at any subsequent time during the term of such Option, (b) in tandem with all or part of any Award (other than an Option) granted under the 2022 Long-Term Incentive Plan or at any subsequent time during the term of such Award, or (c) without regard to any Option or other Award in each case upon such terms and conditions as the Committee may establish in its sole discretion.

Stock Appreciation Rights will be subject to such terms and conditions, not inconsistent with the provisions of the 2022 Long-Term Incentive Plan, as determined from time to time by the Committee as of the date of grant, including (i) when Stock Appreciation Rights vest and become exercisable and terms of exercise (ii) such other terms and conditions on the exercise of any Stock Appreciation Right, as the Committee deems appropriate.

Restricted Shares and Restricted Share Units

Awards of Restricted Shares and Restricted Share Units may be granted to Participants, either alone or in addition to other Awards granted under the 2022 Long-Term Incentive Plan, and such Restricted Share Awards and Restricted Share Unit Awards will also be available as a form of payment of Performance Awards and other earned cash-based incentive compensation. The Committee has absolute discretion to determine whether any consideration (other than services) is to be received by the Company or any Affiliate as a condition precedent to the grant of Restricted Share or Restricted Share Units, subject to such minimum consideration as may be required by applicable law and Exchange Rules.

The terms of any Restricted Share Award or Restricted Share Unit Award granted under the 2022 Long-Term Incentive Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the 2022 Long-Term Incentive Plan.

A Participant who holds a Restricted Share Unit Award shall only have those rights specifically provided for in the Award Agreement. Any Shares or any other property distributed as a dividend or otherwise with respect to any Restricted Share Award or Restricted Share Unit Award as to which the restrictions have not yet lapsed shall be subject to the same restrictions as such Restricted Share Award or Restricted Share Unit Award.

Other Share-Based Awards

Other Share-Based Awards of Shares and other Awards that are valued in whole or in part by reference to, or are otherwise based on, Shares or other property, including deferred share units, may be granted to Participants either alone or in addition to other Awards granted under the 2022 Long-Term Incentive Plan. Other Share-Based Awards

will also be available as a form of payment for other Awards granted under the 2022 Long-Term Incentive Plan and other earned cash-based compensation.

The terms of Other Share-Based Awards granted under the 2022 Long-Term Incentive Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the 2022 Long-Term Incentive Plan. Except as may be provided in an Award Agreement, Other Share-Based Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee. Other Share-Based Awards may be paid in a lump sum or in installments or, in accordance with procedures established by the Committee, on a deferred basis.

Directors may, if determined by the Board, receive Other Share-Based Awards in the form of deferred share units in lieu of all or a portion of their annual compensation. In addition, if determined by the Board, Directors may elect to receive Other Share-Based Awards in the form of deferred share units in lieu of all or a portion of their Board committee compensation or annual meeting fees. The Committee shall, in its absolute discretion, establish such rules and procedures as it deems appropriate for such elections and for payment in deferred share units, or other Awards, as the case may be.

Performance Awards

Performance Awards, as determined by the Committee in its sole discretion, may be granted to Participants, for no consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the 2022 Long-Term Incentive Plan. The performance goals for Performance Awards to be achieved for each Performance Period shall be conclusively determined by the Committee and shall be based upon criteria that are objective in nature as determined by the Committee in its discretion.

The terms of any Performance Award granted under the 2022 Long-Term Incentive Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the 2022 Long-Term Incentive Plan. The performance criteria to be achieved during any Performance Period shall be objective in nature and disclosed in the Award Agreement. The length of the Performance Period shall be determined by the Committee upon the grant of each Performance Award. The amount of the Award to be distributed shall be conclusively determined by the Committee.

Except as provided in the 2022 Long-Term Incentive Plan or by the Committee, Performance Awards will be distributed only after the end of the relevant Performance Period. Performance Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee. Performance Awards may be paid in a lump sum or in installments following the close of the Performance Period or, in accordance with procedures established by the Committee, on a deferred basis.

Cessation of Awards

Upon a Participant ceasing to be an Eligible Person for a reason provided below, then, subject to the terms of the 2022 Long-Term Incentive Plan and any applicable Award Agreement:

(i)if for Cause, any vested or unvested Award granted to such Participant shall terminate automatically and become void immediately;

(ii)as a result of his or her employment or service relationship with the Company or an Affiliate being terminated without Cause: (i) any unvested Award granted to such Participant shall terminate and become void immediately and (ii) any vested Award granted to such Participant may be exercised by such Participant or redeemed and settled by the Company. Unless otherwise determined by the Committee, in its sole discretion, such Award shall only be exercisable or redeemable within the earlier of 90 days after the Termination Date, or the expiry date of the Award set forth in the Award Agreement, after which the Award will expire;

(iii)as a result of his or her resignation from the Company or an Affiliate: (i) each unvested Award granted to such Participant shall terminate and become void immediately upon resignation and (ii) each vested Award granted to such Participant will cease to be exercisable or redeemable on the earlier of 90 days following the Termination Date and the expiry date of the Award set forth in the Award Agreement, after which the Award will expire;

(iv)by reason of retirement or permanent disability: (i) any unvested Award shall terminate and become void immediately, and (ii) any vested Award will cease to be exercisable or redeemable on the earlier of the 90 days from the date of retirement or the date on which the Participant ceases his or her employment or service relationship with the Company or any Affiliate by reason of permanent disability, and the expiry date of the Award set forth in the Award Agreement, after which the Award will expire;

(v)by reason of death, any vested Award granted to such Participant may be exercised by the liquidator, executor, or administrator, as the case may be, of the estate of the Participant for that number of Shares which such Participant was entitled to acquire under the respective Award on the date of such Participant’s death. Such Vested Awards shall only be exercisable or redeemable within twelve months after the Participant’s death or prior to the expiration of the original term of the Award whichever occurs earlier;

(vi)by reason of electing a voluntary leave of absence of more than twelve months, including maternity and paternity leaves, the Board may determine, at its sole discretion but subject to applicable laws, that such Participant’s participation in the 2022 Long-Term Incentive Plan shall be terminated, provided that all vested Awards granted to the Participant shall remain outstanding and in effect until the applicable exercise or redemption date, or an earlier date determined by the Board at its sole discretion; or

(vii)if engaged primarily to provide Investor Relations Activities, as a result of his or her relationship with the Company or an Affiliate being terminated without Cause (i) any unvested Award granted to such Participant shall terminate and become void immediately and (ii) any vested Award granted to such Participant may be exercised by such Participant or redeemed and settled by the Company. Unless otherwise determined by the Board, in its sole discretion, such Award shall only be exercisable or redeemable within the earlier of 90 days after the Termination Date, or the expiry date of the Award set forth in the Award Agreement, after which the Award will expire.

Change of Control

In the event of a Change of Control, notwithstanding any other provision of the 2022 Long-Term Incentive Plan, the Board will take one or more of the following actions with respect to Awards, contingent upon the closing or completion of the Change of Control:

(i)arrange for the surviving corporation or acquiring corporation (or its parent company) to assume or continue the Award or to substitute a similar award;

(ii)arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of Shares issued pursuant to the Award to the surviving corporation or acquiring corporation;

(iii)accelerate the vesting, subject to Exchange approval, if required, in whole or in part, of an Award;

(iv)arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the Award;

(v)cancel or arrange for the cancellation of an Award, to the extent not vested or not exercised prior to the effective time of the Change of Control, in exchange for no consideration or such consideration, if any, as the Board, in its sole discretion, may consider appropriate; or

(vi)cancel or arrange for the cancellation of an Award, to the extent not vested or not exercised prior to the effective time of the Change of Control, in exchange for a payment, in such form as may be determined by the Board in accordance with the 2022 Long-Term Incentive Plan. In addition, any escrow, holdback, earnout or similar provisions in the definitive agreement for the Change of Control may apply to such payment to the holder of the Award to the same extent and in the same manner as such provisions apply to the holders of Shares.

Amendment and Termination of the 2022 Long-Term Incentive Plan

The Board may suspend or terminate the 2022 Long-Term Incentive Plan at any time, or from time to time amend or revise the terms of the 2022 Long-Term Incentive Plan or any granted Award (other than with respect to Options) without the consent of a Participant, provided that such suspension, termination, amendment or revision shall (i) not materially adversely alter or impair the rights of a Participant, without the consent of such Participant, except as permitted by the provisions of the 2022 Long-Term Incentive Plan, (ii) be in compliance with applicable law, and (iii) be subject to shareholder approval, including Disinterested Shareholder Approval if applicable, where required by law or the requirements of the Exchange. However, the Committee may, from time to time, in its absolute discretion and without approval of the shareholders of the Company make certain amendments to the 2022 Long-Term Incentive Plan in connection with vesting and assignability provisions, the effect of termination of a Participants employment, amendments necessary to comply with law and administration of the 2022 Long-Term Incentive Plan, as well as certain other amendments as set forth in the 2022 Long-Term Incentive Plan.

Notwithstanding the above, the Board shall be required to obtain shareholder approval or Disinterested Shareholder Approval, if required, to make certain amendments, including amendments relating to increasing the number of shares issuable under the 2022 Long-Term Incentive Plan, exercise prices and expiry dates (except with respect to Options) and amendments proposed to the 2022 Long-Term Incentive Plan.

Adjustments

In the event of any merger, plan of arrangement, amalgamation, reorganization, consolidation, recapitalization, dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting the Shares or the value thereof, such adjustments and other substitutions shall be made to the 2022 Long-Term Incentive Plan and to Awards in a manner the Committee deems equitable or appropriate taking into consideration the accounting and tax consequences. This includes such adjustments in the aggregate number, class and kind of securities that may be delivered under the 2022 Long-Term Incentive Plan and in the number, class, kind and option or exercise price of securities subject to outstanding Awards granted under the 2022 Long-Term Incentive Plan (including, if the Committee deems appropriate, the substitution of similar options to purchase the shares of, or other awards denominated in the shares of, another company); provided, however, that the number of Shares subject to any Award shall always be a whole number.

Award Agreements

Each Award Agreement shall either be (a) in writing in a form approved by the Committee and executed by the Company by an officer duly authorized to act on its behalf, or (b) an electronic notice in a form approved by the Committee and recorded by the Company (or its designee) in an electronic recordkeeping system used for the purpose of tracking one or more types of Awards as the Committee may provide.

Tax Withholding

Notwithstanding any other provision of the 2022 Long-Term Incentive Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor, or administrator, as the case may be, of the estate of the Participant) under the 2022 Long-Term Incentive Plan shall be made net of such withholdings, including in respect of applicable taxes and source deductions, as the Company determines. It is the responsibility of each Participant to complete and file any tax returns which may be required within the periods specified in applicable laws as a result of the Participant’s participation in the 2022 Long-Term Incentive Plan.

Clawback

Notwithstanding any other provisions in the 2022 Long-Term Incentive Plan, any Award which is subject to recovery under any law or government regulation will be subject to such deductions and clawback as may be required to be made pursuant to such law or government regulation.

The Board of Directors recommends that Shareholders vote "FOR" the 2022 Long-Term Incentive Plan. Unless otherwise directed, the management designee named in the enclosed Proxy will vote FOR an ordinary resolution approving the 2022 Long-Term Incentive Plan.

5.Other Matters

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if any other matter properly comes before the Meeting, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment or postponement thereof.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the EDGAR website at www.sec.gov/edgar under the Company's name.  Financial information is provided in the Company’s annual audited financial statements and MD&A for its most recently completed financial year, copies of which are attached to the 424(b) prospectus filed on September 30, 2024 available on EDGAR at www.sec.gov under the Company's name.  Shareholders may also request copies of the Company’s financial statements and MD&A by contacting the Corporate Secretary at 777 Hornby Street, Suite 600, Vancouver, British Columbia, Canada V6Z 1S4.

APPROVAL AND SIGNATURE

The contents of this Information Circular and the sending of it to each Shareholder entitled to receive notice of the Meeting, to each director of the Company, to the auditor of the Company, and to the appropriate regulatory authorities has been authorized, by the Board of Directors.

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) Dr. Shaun Passley

Chief Executive Officer

SCHEDULE "A"

VALUATIONS

CONSENT

STONEBRIDGE ADVISORY INC.
1055 East Colorado Blvd, 5th Floor
Pasadena, CA 91106

To: The Board of Directors of ZenaTech, Inc.

We refer to the comprehensive valuation reports of each of:

•ZooOffice, Inc. dated January 4, 2025 and effective as of September 30, 2024;

•Ecker Capital, Inc. dated November 25, 2024 and effective as of September 30, 2024;

•Drone Charging Assembly Patent US11597515B2 dated January 9, 2025 and effective as of December 31, 2024;

•Drone Charging Pad Patent US11970293B2 dated January 9, 2025 and effective as of December 31, 2024; and

•Drone Design Patent USD1005883S1 dated January 9, 2025 and effective as of December 31, 2024;

(together, the “Valuation Reports”),

which we prepared for the board of directors of ZenaTech, Inc. (“ZenaTech”) in connection with the proposed Transactions, as such term is defined in the management information circular of ZenaTech dated February 5, 2025 (the “Circular”). We consent to the inclusion of the Valuation Reports in their entirety and a summary thereof in the Circular.

(signed) “Stonebridge Advisory Inc.”

Stonebridge Advisory Inc.

Pasadena, California, British Columbia

February 5, 2025

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[Insert valuations here]

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SCHEDULE "B"

ZENATECH, INC.

LONG-TERM INCENTIVE PLAN

1.PURPOSE OF THE PLAN

The purpose of this Long-Term Incentive Plan is to advance the interests of ZenaTech, Inc. (the “Company”) and its shareholders by providing to Participants a performance incentive for continued and improved services with the Company and its Affiliates.

2.DEFINITIONS

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, unless the context otherwise requires:

(a) “Affiliate” shall have the meaning ascribed to such term in NI 45-106.

(b) “Award” shall mean any Option, Stock Appreciation Right, Restricted Share Award, Restricted Share Unit Award, Other Share-Based Award, Performance Award or any other right, interest or option relating to Shares or other property (including cash) granted pursuant to the provisions of the Plan.

(c) “Award Agreement” shall mean any written agreement or other document evidencing an Award.

(d) “Black-Out Period” shall mean a period of time when securities of the Company may not be traded by certain Persons designated by the Company.

(e) “Board” shall mean the board of directors of the Company.

(f) “Cause” shall mean such conduct which permits the Company or an Affiliate to terminate a person without notice, payment in lieu of notice or severance pay, whether arising under statute, contract or at law.

(g) “Change of Control” shall have the meaning set out in Section 11.3.

(h) “Committee” shall mean the Compensation and Governance Committee of the Board.

(i) “Consultant” shall have the meaning ascribed to such term in NI 45-106.

(j) “Director” shall mean a director of the Company or an Affiliate.

(k) “Disinterested Shareholder Approval” shall mean approval of a matter by a majority of the votes cast by shareholders of the Company at the meeting of shareholders other than votes cast by those shareholders required to be excluded in respect of the matter pursuant to applicable laws or Exchange Rules.

(l) “Eligible Person” shall mean a Person who is a Director, Employee or Consultant.

(m) “Employee” shall mean:

(A) an individual who is considered an employee of the Company or an Affiliate under the Income Tax Act (Canada) or other applicable tax laws,

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(B) an individual who works full-time for the Company or an Affiliate providing services normally provided by an employee and who is subject to the same control and direction by the Company or such Affiliate over the details and methods of work, as an employee of the Company or such Affiliate, but for whom income tax deductions are not made at source, or

(C) an individual who works for the Company or an Affiliate on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company or such Affiliate over the details and methods of work as an employee of the Company or such Affiliate, but for whom income tax deductions are not made at source.

(n) “Exchange” shall mean the Canadian Securities Exchange or, if the Shares are no longer listed for trading on the Canadian Securities Exchange, such other primary exchange or quotation system on which the Shares are listed or quoted for trading.

(o) “Exchange Rules” shall mean the rules and policies of the Exchange, as amended from time to time.

(p) “Fair Market Value” shall mean, with respect to Shares as of any date, (i) the closing price of the Shares as reported on the Exchange on such date or, if there is no closing price on that date, then on the last preceding date on which such a closing price was reported; (ii) if the Shares are not listed on any Canadian or U.S. national securities exchange but are quoted in an inter-dealer quotation system on a last sale basis, the final sale price of the Shares reported on the inter-dealer quotation system for such date, or, if there is no such sale on such date, then on the last preceding date on which a sale was reported; or (iii) if the Shares are neither listed on a Canadian or U.S. national securities exchange nor quoted on an inter-dealer quotation system on a last sale basis, the amount determined by the Committee to be the fair market value of the Shares as determined by the Committee in its sole discretion. The Fair Market Value of any property other than Shares shall mean the market value of such property determined by such methods or procedures as shall be established from time to time by the Committee.

(q) “Incumbent Board” shall have the meaning set out in Section 11.3(d).

(r) “Insider” shall have the meaning ascribed to such term in the Securities Act.

(s) “Investor Relations Activities” shall have the meaning ascribed to such term in the Securities Act.

(t) “Management Company Employee” shall mean an individual employed by a Person providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a Person providing Investor Relations Activities to the Company.

(u) “NI 45-106” shall mean National Instrument 45-106 Prospectus Exemptions of the Canadian Securities Administrators, as the same may be amended or replaced from time to time.

(v) “Option” shall mean the right to purchase Shares at a stated price and for a specified time period as determined by the Committee in its sole discretion.

(w) “Other Share-Based Awards” shall have meaning set out in Section 8.1.

(x) “Participant” shall mean an Employee, Director or Consultant that is eligible to participate in the Plan.

(y)Performance Award” shall mean an Award of Performance Cash, Performance Shares or Performance Units granted to a Participant pursuant to Article 9.

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(z) “Performance Cash” shall mean a right granted to a Participant to receive a payment in the form of cash, the payment of which is contingent upon achieving certain performance goals established by the Committee in its sole discretion.

(aa) “Performance Period” shall mean the time period established by the Committee during which the performance goals specified by the Committee with respect to a Performance Award are to be measured.

(bb) “Performance Share” shall mean a right granted to a Participant to receive a payment in the form of Shares, the payment of which is contingent upon achieving certain performance goals established by the Committee in its sole discretion.

(cc) “Performance Unit” shall mean a right granted to a Participant to receive a payment in the form of Shares, cash, or a combination thereof, the payment of which is contingent upon achieving certain performance goals established by the Committee in its sole discretion.

(dd) “Permitted Assignee” shall have the meaning set out in Section 12.4.

(ee) “Person” shall mean any individual, firm, partnership, limited partnership, limited liability company or partnership, unlimited liability company, association, trust, trustee, executor, administrator, legal or personal representative, government, governmental body, entity or authority, group, body corporate, corporation, unincorporated organization or association or any other entity, whether or not having legal personality, and any of the foregoing in any derivative, representative or fiduciary capacity and pronouns have a similar extended meaning;

(ff) “Restricted Share” shall mean a Share issued to a Participant pursuant to Article 7 that is subject to certain restrictions, as the Committee shall determine in its sole discretion.

(gg) “Restricted Share Unit” shall mean a unit granted to a Participant to receive Shares or their cash equivalent, or a combination thereof, upon the satisfaction of certain restrictions as determined by the Committee in its sole discretion.

(hh) “Securities Act” means the Securities Act (British Columbia), as amended.

(ii) “Shares” shall mean the common shares in the capital of the Company.

(jj) “Stock Appreciation Right” shall mean a right granted to a Participant pursuant to Article 6.

(kk) “Subsidiary” shall have the meaning ascribed to such term in the Securities Act.

(ll) “Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time.

(mm) “Termination Date” means (i) in the event of a Participant’s resignation, the date on which such Participant ceases to be an Employee, Director or Consultant of the Company or an Affiliate and (ii) in the event of the termination of the Participant’s employment, or position as Director or Consultant, the effective date of the termination as specified in the notice of termination provided to the Participant by the Company or an Affiliate, as the case may be.

(nn) “Vesting Period” shall mean the period of time specified by the Committee during which vesting restrictions for an Award are applicable.

2.2Interpretation.

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(a)Whenever the Committee is to exercise discretion or authority in the administration of the terms and conditions of this Plan, the term “discretion” or “authority” means the sole and absolute discretion or authority of the Committee.

(b)The provision of a table of contents, the division of this Plan into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect the interpretation of this Plan.

(c)In this Plan, words importing the singular shall include the plural, and vice versa and words importing any gender include any other gender.

(d)The words “including”, “includes” and “include” and any derivatives of such words mean “including (or includes or include) without limitation”. As used herein, the expressions “Article”, “Section” and other subdivision followed by a number, mean and refer to the specified Article, Section or other subdivision of this Plan, respectively.

(e)Unless otherwise specified in the Award Agreement, all references to money amounts are to Canadian currency.

(f)For purposes of this Plan, the legal representatives of a Participant shall only include the administrator, the executor or the liquidator of the Participant’s estate or will.

(g)If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Plan, then the first day of the period is not counted, but the day of its expiry is counted.

3.SHARES SUBJECT TO THE PLAN

3.1 Number of Shares.

(a)As of the effective date of the Plan, and subject to adjustment as provided in Section 12.3, the maximum number of Shares issuable upon the exercise or redemption and settlement of all Awards granted under the Plan shall not exceed 20% of the issued and outstanding Shares of the Company at the time of granting of the Award. Additionally, the Company shall comply with applicable securities laws and Exchange rules in issuing securities under the Plan to individual Participants.

(b)If any Award expires or otherwise terminates for any reason without having been exercised in full, the number of Shares in respect of such Award expired or terminated shall again be available for the purposes of the Plan.

(c)Awards may not be granted unless and until the Awards have been allocated to specific Persons, and then, once allocated, a minimum Fair Market Value can be established.

(d)No Award that can be settled in Shares issued from treasury may be granted if such grant would have the effect of causing the total number of Shares subject to such Award to exceed the above-noted total numbers of Shares reserved for issuance pursuant to the settlement of all Awards.

3.2Character of Shares. Any Shares issued hereunder may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares purchased in the open market or otherwise.

4.ELIGIBILITY AND ADMINISTRATION

4.1Participation in the Plan.

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(a)The Company makes no representation or warranty as to the future market value of the Shares or with respect to any income tax matters affecting any Participant resulting from the grant of an Award or otherwise in respect of participation under the Plan. Neither the Company, nor any of its directors, officers, employees, shareholders, consultants or agents shall be liable for anything done or omitted to be done by such Person or any other Person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares hereunder, or in any other manner related to the Plan. For greater certainty, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Awards will be granted to such Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Company and its Subsidiaries do not assume and shall not have responsibility for the income or other tax consequences resulting to any Participant and each Participant is advised to consult with his or her own tax advisors.

(b)Participants (and their legal representatives) shall have no legal or equitable right, claim, or interest in any specific property or asset of the Company or any of its Subsidiaries. No asset of the Company or any of its Subsidiaries shall be held in any way as collateral security for the fulfillment of the obligations of the Company or any of its Subsidiaries under this Plan. Unless otherwise determined by the Committee, this Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under this Plan, such rights (unless otherwise determined by the Committee) shall be no greater than the rights of an unsecured creditor of the Company.

(c)Unless otherwise determined by the Committee, the Company shall not offer financial assistance to any Participant in regard to the exercise of any Award granted under this Plan.

(d)It is the responsibility of the Participant to complete and file any tax returns which may be required within the periods specified in applicable laws as a result of the Participant’s participation in the Plan. Neither the Company nor any Affiliate shall be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan and the Participant shall indemnify and save harmless the Company and its Affiliates from and against any and all loss, liability, damage, penalty or expense (including legal expense), which may be asserted against the Company or its Affiliates or which the Company or its Affiliates may suffer or incur arising out of, resulting from, or relating in any manner whatsoever to any tax liability in connection therewith.

4.2Eligibility. Awards may be granted to Eligible Persons in accordance with the terms of the Plan.

4.3Administration.

(a)The Plan shall be administered by the Committee. The Committee shall have full power and authority, subject to the provisions of the Plan and subject to such orders or resolutions not inconsistent with the provisions of the Plan as may from time to time be adopted by the Board, to:

a)select the Employees, Directors and Consultants to whom Awards may from time to time be granted hereunder;

b)determine the type or types of Awards to be granted to each Participant hereunder;

c)determine the number of Shares (or dollar value) to be covered by each Award granted hereunder;

d)determine the terms and conditions, not inconsistent with the provisions of the Plan, of any Award granted hereunder;

e)determine whether, to what extent and under what circumstances Awards may be settled in cash, Shares or other property;

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f)determine whether, to what extent, and under what circumstances cash, Shares, other property and other amounts payable with respect to an Award made under the Plan shall be deferred either automatically or at the election of the Participant;

g)determine whether, to what extent and under what circumstances any Award shall be canceled or suspended, or vesting terms or other restrictions waived or accelerated;

h)interpret and administer the Plan and any instrument or agreement entered into under or in connection with the Plan, including any Award Agreement;

i)correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent that the Committee shall deem desirable to carry it into effect;

j)establish such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan;

k)adopt such rules or regulations and vary the terms of this Plan and any grant hereunder as it considers necessary to address tax or other requirements of any applicable jurisdiction;

l)amend the terms of any Award Agreement, subject to and in accordance with Section 12.2; and

m) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(b)Decisions of the Committee shall be final, conclusive and binding on all persons or entities, including the Company, any Participant, and any Affiliate. A majority of the members of the Committee may determine its actions, including fixing the time and place of its meetings. Notwithstanding the foregoing, any action or determination by the Committee specifically affecting or relating to an Award to a Director shall require the prior approval of the full Board.

(c)To the extent not inconsistent with applicable law or Exchange Rules, the Committee may authorize one or more executive officers to do one or more of the following with respect to Employees who are not directors or executive officers of the Company (A) designate Employees to be recipients of Awards, (B) determine the number of Shares subject to such Awards to be received by such Employees and (C) cancel or suspend Awards to such Employees; provided that (x) any resolution of the Committee authorizing such officer(s) must specify the total number of Shares subject to Awards that such officer(s) may so award and (y) the Committee may not authorize any officer to designate himself or herself as the recipient of an Award.

5.OPTIONS

5.1Grant. Options may be granted hereunder to Participants either alone or in addition to other Awards granted under the Plan. Any Option shall be subject to the terms and conditions of this Article and to such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable.

5.2Award Agreements. All Options shall be evidenced by an Award Agreement in such form and containing such terms and conditions as the Committee shall determine which are not inconsistent with the provisions of the Plan. The terms and conditions of Options need not be the same with respect to each Participant. Granting an Option pursuant to the Plan shall impose no obligation on the recipient to exercise such Option. Any individual who is granted an Option pursuant to this Article may hold more than one Option granted pursuant to the Plan at the same time.

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5.3Exercise Price. The exercise price per each Share purchasable under any Option granted pursuant to this Article shall not be less than the greater of the closing market prices of the Common Shares on (a) the trading day prior to the date of grant of the Option and (b) the date of grant of the Option. Other than pursuant to Section 12.2, the Committee shall not without the approval of the Company’s shareholders, including Disinterested Shareholder Approval, if required: (a) lower the exercise price per Share of an Option after it is granted, (b) cancel an Option when the exercise price per Share exceeds the Fair Market Value of a Share in exchange for cash or another Award (other than in connection with a Change in Control as defined in Section 11.3), or (c) take any other action with respect to an Option that would be treated as a repricing under Exchange Rules.

5.4Option Term. The term of each Option shall be fixed by the Committee in its sole discretion; provided that no Option shall be exercisable after the expiration of ten years from the date the Option is granted, except in the event of death or disability. Notwithstanding the foregoing, in the event that on the last business day of the term of an Option (i) the exercise of the Option is prohibited by applicable law or (ii) Shares may not be purchased or sold by the holder of such Option due to a Black-Out Period or a “lock-up” agreement undertaken in connection with an issuance of securities by the Company, the term of the Option shall be extended until the date 10 days following the end of the legal prohibition, black-out period or lock-up agreement.

5.5Exercise of Options.

(a)The Award Agreement shall specify when Options vest and become exercisable. Vested Options granted under the Plan shall be exercised by the Participant (or by a Permitted Assignee thereof or the Participant’s executors, administrators, guardian or legal representative, to the extent provided in an Award Agreement) as to all or part of the Shares covered thereby, by giving notice of exercise to the Company or its designated agent, specifying the number of Shares to be purchased. The notice of exercise shall be in such form, made in such manner, and shall comply with such other requirements consistent with the provisions of the Plan as the Committee may prescribe from time to time.

(b)Unless otherwise provided in an Award Agreement, full payment of such exercise price shall be made at the time of exercise and shall be made in cash only (including certified cheque or wire transfer of immediately available funds). The notice of exercise, accompanied by such payment and any additional payment required by Section 13.2, shall be delivered to the Company at its principal business office or such other office as the Committee may from time to time direct, and shall be in such form, containing such further provisions consistent with the provisions of the Plan, as the Committee may from time to time prescribe. In no event may any Option granted hereunder be exercised for a fraction of a Share.

5.6Amendment or Cancellation of Options. The terms of an option may not be amended once issued. If an option is cancelled prior to its expiry date, the Company must post notice of the cancellation and shall not grant new options to the same person until 30 days have elapsed from the date of cancellation.

6.STOCK APPRECIATION RIGHTS

6.1Grant. The Committee may grant Stock Appreciation Rights (a) in tandem with all or part of any Option granted under the Plan or at any subsequent time during the term of such Option, (b) in tandem with all or part of any Award (other than an Option) granted under the Plan or at any subsequent time during the term of such Award, or (c) without regard to any Option or other Award in each case upon such terms and conditions as the Committee may establish in its sole discretion.

6.2Terms and Conditions. Stock Appreciation Rights shall be subject to such terms and conditions, not inconsistent with the provisions of the Plan, as shall be determined from time to time by the Committee as of the date of grant, including the following:

(a)When Stock Appreciation Rights vest and become exercisable.

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(b)Upon the exercise of a Stock Appreciation Right, the holder shall have the right to receive from the Company an amount equal to the excess of (i) the Fair Market Value of a Share on the date of exercise (or such amount less than such Fair Market Value as the Committee shall so determine at any time during a specified period before the date of exercise) over (ii) the grant price of the Stock Appreciation Right.

(c)The Committee shall determine in its sole discretion whether payment on exercise of a Stock Appreciation Right shall be made in cash, in whole Shares or other property, or any combination thereof.

(d)The terms and conditions of Stock Appreciation Rights need not be the same with respect to each Participant.

(e)The Committee may impose such other terms and conditions on the exercise of any Stock Appreciation Right, as it shall deem appropriate. A Stock Appreciation Right shall (i) have a grant price per Share of not less than the Fair Market Value of a Share on the date of grant or, if applicable, on the date of grant of an Option with respect to a Stock Appreciation Right granted in exchange for or in tandem with, but subsequent to, the Option or in connection with an adjustment provided in Section 12.3, and (ii) have a term not greater than 10 years. Notwithstanding clause (ii) of the preceding sentence, in the event that on the last business day of the term of a Stock Appreciation Right (x) the exercise of the Stock Appreciation Right is prohibited by applicable law or (y) Shares may not be purchased or sold by certain employees or directors of the Company due to the Black-Out Policy or a “lock-up” agreement undertaken in connection with an issuance of securities by the Company, the term of the Stock Appreciation Right shall be extended until the date 10 days following the end of the legal prohibition, black-out period or lock-up agreement.

(f)An Award Agreement may provide that, if on the last day of the term of a Stock Appreciation Right, the Fair Market Value of a Share exceeds the grant price per Share of the Stock Appreciation Right, the Participant has not exercised the Stock Appreciation Right or the tandem Option (if applicable), and the Stock Appreciation Right has not otherwise expired, the Stock Appreciation Right shall be deemed to have been exercised by the Participant on such day. In such event, the Company shall make payment to the Participant in accordance with this Section, reduced by the number of Shares (or cash) required for withholding taxes (subject to Section 13.2); any fractional Share shall be settled in cash.

(g)Without the approval of the Company’s shareholders, including Disinterested Shareholder Approval if required, other than pursuant to Section 12.3, the Committee shall not (i) reduce the grant price of any Stock Appreciation Right after the date of grant, (ii) cancel any Stock Appreciation Right when the grant price per Share exceeds the Fair Market Value of a Share in exchange for cash or another Award (other than in connection with a Change of Control as defined in Section 11.3), or (iii) take any other action with respect to a Stock Appreciation Right that would be treated as a repricing under the rules and regulations of the Exchange.

7.RESTRICTED SHARES AND RESTRICTED SHARE UNITS

7.1Grants. Awards of Restricted Shares and of Restricted Share Units may be granted hereunder to Participants, either alone or in addition to other Awards granted under the Plan (referred to as a “Restricted Share Award” or “Restricted Share Unit Award” respectively), and such Restricted Share Awards and Restricted Share Unit Awards shall also be available as a form of payment of Performance Awards and other earned cash-based incentive compensation. The Committee has absolute discretion to determine whether any consideration (other than services) is to be received by the Company or any Affiliate as a condition precedent to the grant of Restricted Share or Restricted Share Units, subject to such minimum consideration as may be required by applicable law and Exchange Rules. The Award Agreement shall specify the Vesting Period for the Restricted Share or Restricted Share Units.

7.2Award Agreements. The terms of any Restricted Share Award or Restricted Share Unit Award granted under the Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan. The terms of Restricted Share Awards and Restricted Share Unit Awards need not be the same with respect to each Participant.

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7.3Restrictions Applicable to Other Property. Any Shares or any other property distributed as a dividend or otherwise with respect to any Restricted Share Award or Restricted Share Unit Award as to which the restrictions have not yet lapsed shall be subject to the same restrictions as such Restricted Share Award or Restricted Share Unit Award, and the Committee shall have the sole discretion to determine whether, if at all, any cash-denominated amount that is subject to such restrictions shall earn interest and at what rate.

7.4Issuance of Shares. Any Restricted Shares granted under the Plan may be evidenced in such manner as the Board may deem appropriate, including book-entry registration or issuance of a stock certificate or certificates, which certificate or certificates shall be held by the Company. Any such certificate or certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the restrictions applicable to such Restricted Share.

8.OTHER SHARE-BASED AWARDS

8.1Grants. Other Share-Based Awards of Shares and other Awards that are valued in whole or in part by reference to, or are otherwise based on, Shares or other property (“Other Share-Based Awards”), including deferred share units, may be granted hereunder to Participants either alone or in addition to other Awards granted under the Plan. Other Share- Based Awards shall also be available as a form of payment for other Awards granted under the Plan and other earned cash-based compensation.

8.2Award Agreements. The terms of Other Share-Based Awards granted under the Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan. The terms of such Awards need not be the same with respect to each Participant. Other Share-Based Awards may be subject to vesting restrictions during the Vesting Period as specified by the Committee.

8.3Payment. Except as may be provided in an Award Agreement, Other Share- Based Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee. Other Share-Based Awards may be paid in a lump sum or in installments or, in accordance with procedures established by the Committee, on a deferred basis..

8.4Deferral of Director Fees; Other Director Awards. Directors may, if determined by the Board, receive Other Share-Based Awards in the form of deferred share units in lieu of all or a portion of their annual compensation. In addition, if determined by the Board, Directors may elect to receive Other Share-Based Awards in the form of deferred share units in lieu of all or a portion of their Board committee compensation or annual meeting fees. The Committee shall, in its absolute discretion, establish such rules and procedures as it deems appropriate for such elections and for payment in deferred share units, or other Awards, as the case may be.

9.PERFORMANCE AWARDS

9.1Grants. Performance Awards, as determined by the Committee in its sole discretion, may be granted hereunder to Participants, for no consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the Plan. The performance goals for Performance Awards to be achieved for each Performance Period shall be conclusively determined by the Committee and shall be based upon criteria that is objective in nature as determined by the Committee in its discretion and shall be disclosed in the Award Agreement.

9.2Award Agreements. The terms of any Performance Award granted under the Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan. The terms of Performance Awards need not be the same with respect to each Participant.

9.3Terms and Conditions. The performance criteria to be achieved during any Performance Period shall be objective in nature and disclosed in the Award Agreement and the length of the Performance Period shall be determined by the Committee upon the grant of each Performance Award. The amount of the Award to be distributed shall be conclusively determined by the Committee.

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9.4Payment. Except as provided in Article 10, or by the Committee or as may be provided in an Award Agreement, Performance Awards will be distributed only after the end of the relevant Performance Period. Performance Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee. Performance Awards may be paid in a lump sum or in installments following the close of the Performance Period or, in accordance with procedures established by the Committee, on a deferred basis.

10.CEASING TO BE AN EMPLOYEE, DIRECTOR OR CONSULTANT

10.1Upon a Participant ceasing to be an Eligible Person for a reason provided below, then, subject to Section 11 and subject to the terms of any applicable Award Agreement:

(a)if for Cause, any vested or unvested Award granted to such Participant shall terminate automatically and become void immediately;

(b)as a result of his or her employment or service relationship with the Company or an Affiliate being terminated without Cause: (i) any unvested Award granted to such Participant shall terminate and become void immediately and (ii) any vested Award granted to such Participant may be exercised by such Participant or redeemed and settled by the Company. Unless otherwise determined by the Committee, in its sole discretion, such Award shall only be exercisable or redeemable within the earlier of 90 days after the Termination Date, or the expiry date of the Award set forth in the Award Agreement, after which the Award will expire;

(c)as a result of his or her resignation from the Company or an Affiliate: (i) each unvested Award granted to such Participant shall terminate and become void immediately upon resignation and (ii) each vested Award granted to such Participant will cease to be exercisable or redeemable on the earlier of 90 days following the Termination Date and the expiry date of the Award set forth in the Award Agreement, after which the Award will expire;

(d)by reason of retirement or permanent disability: (i) any unvested Award shall terminate and become void immediately, and (ii) any vested Award will cease to be exercisable or redeemable on the earlier of the 90 days from the date of retirement or the date on which the Participant ceases his or her employment or service relationship with the Company or any Affiliate by reason of permanent disability, and the expiry date of the Award set forth in the Award Agreement, after which the Award will expire;

(e)by reason of death, any vested Award granted to such Participant may be exercised by the liquidator, executor or administrator, as the case may be, of the estate of the Participant for that number of Shares which such Participant was entitled to acquire under the respective Award (the “Vested Awards”) on the date of such Participant’s death. Such Vested Awards shall only be exercisable or redeemable within twelve months after the Participant’s death or prior to the expiration of the original term of the Award whichever occurs earlier;

(f)by reason of electing a voluntary leave of absence of more than twelve months, including maternity and paternity leaves, the Board may determine, at its sole discretion but subject to applicable laws, that such Participant’s participation in the Plan shall be terminated, provided that all vested Awards granted to the Participant shall remain outstanding and in effect until the applicable exercise or redemption date, or an earlier date determined by the Board at its sole discretion; or

(g)if engaged primarily to provide Investor Relations Activities, as a result of his or her relationship with the Company or an Affiliate being terminated without Cause (i) any unvested Award granted to such Participant shall terminate and become void immediately and (ii) any vested Award granted to such Participant may be exercised by such Participant or redeemed and settled by the Company. Unless otherwise determined by the Board, in its sole discretion, such Award shall only be exercisable or redeemable within the earlier of 90 days after the Termination Date, or the expiry date of the Award set forth in the Award Agreement, after which the Award will expire.

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11.CHANGE IN CONTROL PROVISIONS

11.1Impact of Change of Control. The following provisions will apply to Awards in the event of a Change of Control unless otherwise provided in an Award Agreement or any other written agreement between the Company or an Affiliate and a Participant, or unless otherwise expressly provided by the Board at the time of grant of an Award. In the event of a Change of Control, notwithstanding any other provision of the Plan, the Board will take one or more of the following actions with respect to Awards, contingent upon the closing or completion of the Change of Control:

(a)arrange for the surviving corporation or acquiring corporation (or its parent company) to assume or continue the Award or to substitute a similar award (including, but not limited to, an award to acquire the same consideration paid to the shareholders of the Company pursuant to the Change of Control);

(b)arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of Shares issued pursuant to the Award to the surviving corporation or acquiring corporation (or its parent company);

(c)accelerate the vesting, subject to Exchange approval, if required, in whole or in part, of an Award (and, if applicable, the time at which the Award may be exercised) to a date prior to the effective time of such Change of Control as the Board determines (or, if the Board does not determine such a date, to the date that is five days prior to the effective date of the Change of Control), with such Award terminating if not exercised (if applicable) at or prior to the effective time of the Change of Control in accordance with the exercise procedures determined by the Board;

(d)arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the Award;

(e)cancel or arrange for the cancellation of an Award, to the extent not vested or not exercised prior to the effective time of the Change of Control, in exchange for no consideration or such consideration, if any, as the Board, in its sole discretion, may consider appropriate; or

(f)cancel or arrange for the cancellation of an Award, to the extent not vested or not exercised prior to the effective time of the Change of Control, in exchange for a payment, in such form as may be determined by the Board, equal to the excess, if any, of (i), the per share amount (or value of property per share) payable to holders of common shares in connection with the Change of Control, over (ii) the per share exercise price under the applicable Award, multiplied by the number of Shares subject to the Award. For clarity, this payment may be $0 if the amount per share (or value of property per share) payable to the holders of the Shares is equal to or less than the per share exercise price of the Award. In addition, any escrow, holdback, earnout or similar provisions in the definitive agreement for the Change of Control may apply to such payment to the holder of the Award to the same extent and in the same manner as such provisions apply to the holders of Shares; and

(g)The Board need not take the same action or actions with respect to every Award or any portion of an Award or with respect to every Participant.

11.2Appointment of Shareholder Representative. As a condition to the receipt of an Award under this Plan, a Participant will be deemed to have agreed that the Award will be subject to the terms of any agreement governing a Change of Control involving the Company, including, without limitation, a provision for the appointment of a shareholder representative that is authorized to act on the Participant’s behalf with respect to any escrow or other contingent consideration.

11.3Change of Control.   Unless otherwise provided in an Award Agreement, “Change of Control” means the occurrence of any one of the following events (provided, however, that any definition of Change of Control in an Award Agreement may not provide that a Change of Control will occur prior to consummation or effectiveness of a change in control of the Company and may not provide that a Change of Control will occur upon the announcement, commencement, shareholder approval or other potential occurrence of any event or transaction that, if completed, would result in a change in control of the Company):

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a)an acquisition by a Person, or one or more Persons acting jointly or in concert, of the beneficial ownership of securities of the Company resulting in such Person or Persons holding securities representing more than 50% of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation, plan of arrangement, amalgamation or similar transaction. Notwithstanding the foregoing, a Change of Control shall not be deemed to occur solely because the level of ownership held by a person, entity or group exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change of Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, a person, entity or group becomes the owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities owned by such person, entity or group over the designated percentage threshold, then a Change of Control shall be deemed to occur;

b)there is consummated a merger, consolidation, plan of arrangement, amalgamation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation, plan of arrangement, amalgamation or similar transaction, the shareholders of the Company immediately prior thereto do not own, directly or indirectly, outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving entity in such merger, consolidation, plan of arrangement, amalgamation or similar transaction or more than 50% of the combined outstanding voting power of the parent of the surviving entity in such merger, consolidation, plan of arrangement, amalgamation or similar transaction;

c)there is consummated a sale or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an entity, more than 50% of the combined voting power of the voting securities of which are owned by shareholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale, lease, license or other disposition; or

d)individuals who, on the effective date of the Plan, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board.

12.GENERALLY APPLICABLE PROVISIONS

12.1Approvals Required for Plan. Prior to its implementation by the Company, the Plan is subject to approval by the Exchange, if required, and thereafter the Plan must be approved by shareholders and by the Exchange as required pursuant to Exchange Rules in effect from time to time.

12.2Amendment and Termination of the Plan.

(a)The Board may suspend or terminate the Plan at any time, or from time to time amend or revise the terms of the Plan or any granted Award without the consent of a Participant, provided that such suspension, termination, amendment or revision shall:

a)not materially adversely alter or impair the rights of a Participant, without the consent of such Participant, except as permitted by the provisions of the Plan;

b)be in compliance with applicable law; and

c)be subject to shareholder approval, including Disinterested Shareholder Approval if applicable, where required by law or the requirements of the Exchange, provided that the Committee may, from time to time, in its absolute discretion and without approval of the shareholders of the Company make the following amendments to this Plan:

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(A)any amendment to the vesting provisions, if applicable, or assignability provisions of any Award;

(B)any amendment regarding the effect of termination of a Participant’s employment or engagement;

(C)any amendment necessary to comply with applicable law or the requirements of the Exchange or any other regulatory body;

(D)any amendment of a “housekeeping” nature, including to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan;

(E)any amendment regarding the administration of the Plan;

(F)any amendment to the Plan to preserve the tax treatment of the awards hereunder, except to the extent that Shareholder approval would be required by law or the requirements of the Exchange in respect of such amendment;

(G)any amendment to add provisions permitting the grant of Awards settled otherwise than with Shares issued from treasury, or adopt a clawback provision applicable to equity compensation; and

(H)any other amendment that does not require the approval of the shareholders of the Company under Section 12.2(b).

(b)Notwithstanding Section 12.2(a), the Board shall be required to obtain shareholder approval or Disinterested Shareholder Approval, if required, to make the following amendments:

a)any increase to the maximum number of Shares issuable under the Plan, or to the percentage set out in Section 3.1(a), except in the event of an adjustment pursuant to Article 12.3;

b)except in the case of an adjustment pursuant to Section 12.3, any amendment which reduces the exercise price of an Option or any cancellation of an Option and replacement of such Option with an Option with a lower exercise price;

c)any amendment which extends the expiry date of any Award, except in accordance with Section 5.4 or 6.2;

d)any amendment which increases the maximum number of Restricted Share Units, Performance Awards, Stock Appreciation Rights or Other Share-Based Awards which may be granted as set out in Section 3.1(a);

e)any amendment that would permit an Award to be transferable or assignable other than for normal estate settlement purposes or in accordance with Section 12.4; and

f)any amendment to the amendment provisions of the Plan; or

g)any other amendment required to be approved by shareholders under applicable law or under Exchange Rules.

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12.3Adjustments. In the event of any merger, plan of arrangement, amalgamation, reorganization, consolidation, recapitalization, dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting the Shares or the value thereof, such adjustments and other substitutions shall be made to the Plan and to Awards in a manner the Committee deems equitable or appropriate taking into consideration the accounting and tax consequences, including such adjustments in the aggregate number, class and kind of securities that may be delivered under the Plan and, in the aggregate or to any Participant, in the number, class, kind and option or exercise price of securities subject to outstanding Awards granted under the Plan (including, if the Committee deems appropriate, the substitution of similar options to purchase the shares of, or other awards denominated in the shares of, another company); provided, however, that the number of Shares subject to any Award shall always be a whole number.

12.4Transferability of Awards. Except as specifically provided in an Award Agreement approved by the Committee, each Award granted under the Plan is personal to the Participant and shall not be assignable or transferable by the Participant, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased Participant. Notwithstanding the foregoing, to the extent and under such terms and conditions as determined by the Committee, a Participant may assign or transfer an Award (other than an Option) without consideration (each transferee thereof, a “Permitted Assignee”) (i) to a trust which the Participant is a beneficiary of; (ii) to a holding entity (as such term is defined in NI 45- 106 of such Participant); or (iii) to an RRSP, RRIF or TFSA of such Participant; provided that such Permitted Assignee shall be bound by and subject to all of the terms and conditions of the Plan and the Award Agreement relating to the transferred Award and shall execute an agreement satisfactory to the Company evidencing such obligations; and provided further that such Participant shall remain bound by the terms and conditions of the Plan. The Company shall cooperate with any Permitted Assignee and the Company’s transfer agent in effectuating any such permitted transfer. No Award granted hereunder may be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of except as provided herein and with the prior written approval of the Committee.

12.5Termination of Employment or Services. For purposes of the Plan and Awards made thereunder, the date of termination of a Participant’s employment or services will be determined by the Committee, which determination will be final.

12.6Grant of Awards. Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to the Plan shall in no way be construed as a guarantee by the Company or a Subsidiary to the Participant of employment or another service relationship with the Company or a Subsidiary. The granting of an Award to a Participant shall not impose upon the Company or a Subsidiary any obligation to retain the Participant in its employ or service in any capacity. Nothing contained in this Plan or in any Award granted under this Plan shall interfere in any way with the rights of the Company or any of its Affiliates in connection with the employment, retention or termination of any such Participant. The loss of existing or potential profit in Shares underlying Awards granted under this Plan shall not constitute an element of damages in the event of termination of a Participant’s employment or service in any office or otherwise.

12.7Conformity to Plan. In the event that an Award is granted or an Award Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan, as shall be agreed by the Committee.

12.8Rights as a Shareholder. Except as otherwise provided herein, neither the Participant nor such Participant’s personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant’s Awards by reason of the grant of such Award until such Award has been duly exercised, as applicable, and settled and Shares have been issued in respect thereof. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such Shares have been issued.

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12.9Deferral. The Committee shall be authorized to establish procedures pursuant to which the payment of any Award may be deferred.

12.10[Reserved]

12.11Change in Time Commitment. In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company or an Affiliate is reduced (for example, and without limitation, if the Participant is an Employee and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board has the right in its sole discretion to (x) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (y) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

13.MISCELLANEOUS

13.1Award Agreements. Each Award Agreement shall either be (a) in writing in a form approved by the Committee and executed by the Company by an officer duly authorized to act on its behalf, or (b) an electronic notice in a form approved by the Committee and recorded by the Company (or its designee) in an electronic recordkeeping system used for the purpose of tracking one or more types of Awards as the Committee may provide; in each case and if required by the Committee, the Award Agreement shall be executed or otherwise electronically accepted by the recipient of the Award in such form and manner as the Committee may require. The Committee may authorize any officer of the Company to execute any or all Award Agreements on behalf of the Company. An Award Agreement shall set forth the material terms and conditions of an Award as established by the Committee consistent with the provisions of the Plan.

13.2Tax Withholding.

(a)Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of such withholdings, including in respect of applicable taxes and source deductions, as the Company determines. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding may be satisfied in such manner as the Committee determines, including by (i) having the Participant elect to have the appropriate number of such Shares sold by the Company, the Company’s transfer agent and registrar or any trustee appointed by the Company pursuant to Section 13.2 hereof, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Company, which will in turn remit such amounts to the appropriate governmental authorities, (ii) requiring that the Participant remit, at or before the exercise of such Award, payment in cash of an amount equal to such withholding obligation in respect of such exercise; or (iii) any other mechanism as may be required or determined by the Company as appropriate.

(b)Notwithstanding Section 13.2(a), the applicable tax withholdings may be waived where a Participant directs in writing that a payment be made directly to the Participant’s registered retirement savings plan in circumstances to which subsection 100(3) of the regulations made under the Tax Act apply.

13.3Right of Discharge Reserved; Claims to Awards. Nothing in the Plan nor the grant of an Award hereunder shall confer upon any Employee, Director or Consultant the right to continue in the employment or service of the Company or any Affiliate or affect any right that the Company or any Affiliate may have to terminate the employment or service of (or to demote or to exclude from future Awards under the Plan) any such Employee, Director or Consultant at any time for any reason. The Company shall not be liable for the loss of existing or potential profit from an Award granted in the event of termination of an employment or other relationship. No Employee, Director or Consultant shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Employees, Directors or Consultants under the Plan.

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13.4[Reserved]

13.5Clawback. Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any law or government regulation will be subject to such deductions and clawback as may be required to be made pursuant to such law or government regulation. In addition, the Committee may require forfeiture and disgorgement to the Company of outstanding Awards and the proceeds from the exercise or disposition of Awards or Shares acquired under Awards, with interest and other related earnings, to the extent required by law or Exchange Rules, including any related policy adopted by the Company. Each Participant, by accepting or being deemed to have accepted an Award under the Plan, agrees to cooperate fully with the Committee, and to cause any and all Permitted Transferees of the Participant to cooperate fully with the Committee, to effectuate any forfeiture or disgorgement required hereunder. Neither the Committee nor the Company nor any other person, other than the Participant and his or her Permitted Transferees, if any, will be responsible for any adverse tax or other consequences to a Participant or his or her Permitted Transferees, if any, that may arise in connection with this Section 13.5.

13.6Securities Law Compliance.

(a)The Plan (including any amendments to it), the terms of the grant of any Award under the Plan, the grant of any Award and exercise of any Award, and the Company’s obligation to sell and deliver Shares in respect of any Awards, shall be subject to all applicable federal, provincial, state and foreign laws, rules and regulations, applicable Exchange Rules and to such approvals by any regulatory or governmental agency as may be required or as may be determined by the Committee. The Company shall not be obliged by any provision of the Plan or the grant of any Award hereunder to issue, sell or deliver Shares in violation of such laws, rules and regulations or any condition of such approvals.

(b)The Company shall have no obligation to issue any Shares pursuant to this Plan unless upon official notice of issuance of such Shares shall have been duly made with the Exchange. Shares issued, sold or delivered to Participants under the Plan may be subject to limitations on sale or resale under applicable securities laws.

(c)If Shares cannot be issued to a Participant upon the exercise of an Option due to legal or regulatory restrictions, the obligation of the Company to issue such Shares shall terminate and any funds paid to the Company in connection with the exercise of such Option will be returned to the Participant as soon as practicable.

13.7Nature of Payments. All Awards made pursuant to the Plan are in consideration of services performed or to be performed for the Company or an Affiliate, division or business unit of the Company or an Affiliate. Any income or gain realized pursuant to Awards under the Plan constitutes a special incentive payment to the Participant and shall not be taken into account, to the extent permissible under applicable law, as compensation for purposes of any of the employee benefit plans of the Company or an Affiliate except as may be determined by the Committee or by the Board or board of directors of an Affiliate (or as may be required by the terms of such plan).

13.8Listing of Shares. So long as the Shares are listed on the Exchange, the Company must apply to the Exchange for the listing or quotation, as applicable, of the Shares underlying the Awards granted under the Plan, however, the Company cannot guarantee that such Shares will be listed or quoted on the Exchange.

13.9Other Plans. Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to shareholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

13.10Severability. The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

13.11Governing Law. The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

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13.12Effective Date of Plan; Termination of Plan. The Plan shall be effective on the date of the approval of the Plan by the holders of the shares entitled to vote at a duly constituted meeting of the shareholders of the Company. The Plan shall be null and void and of no effect if the foregoing condition is not fulfilled and in such event each Award shall, notwithstanding any of the preceding provisions of the Plan, be null and void and of no effect. Awards may be granted under the Plan at any time and from time to time until the Plan is terminated by the Board, on which date the Plan will expire except as to Awards then outstanding under the Plan. Such outstanding Awards shall remain in effect until they have been exercised or terminated or have expired.

13.13No Restriction on Corporate Actions. The existence of any Awards shall not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, reclassification, recapitalization, reorganization or other change in the Company’s capital structure or its business, or any amalgamation, arrangement, combination, merger or consolidation involving the Company or to create, issue, redeem or repurchase any bonds, debentures, shares or other securities of the Company or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

13.14Foreign Employees and Consultants. Awards may be granted to Participants who are foreign nationals or employed or providing services outside Canada, or both, on such terms and conditions different from those applicable to Awards to Employees or Consultants providing services in Canada as may, in the judgment of the Committee, be necessary or desirable in order to recognize differences in local law or tax policy. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company’s obligation with respect to tax equalization for Employees or Consultants on assignments outside their home country.

13.15No Obligation to Notify or Minimize Taxes; No Liability for Taxes. The Company has no duty or obligation to any Participant to advise such holder as to the time or manner of exercising any Award. Furthermore, the Company has no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award and will not be liable to any holder of an Award for any adverse tax consequences to such holder in connection with an Award. As a condition to accepting an Award under the Plan, each Participant (i) agrees to not make any claim against the Company, or any of its officers, Directors, Employees, Affiliates, agents or advisors related to tax liabilities arising from such Award or other Company compensation and (ii) acknowledges that such Participant was advised to consult with his or her own personal tax, financial and other legal advisors regarding the tax consequences of the Award and has either done so or knowingly and voluntarily declined to do so.

13.16No Registration Rights; No Right to Settle in Cash. The Company has no obligation to register with any governmental body or organization any of (a) the offer or issuance of any Award, (b) any Shares issuable upon the exercise of any Award, or (c) the sale of any Shares issued upon exercise of any Award, regardless of whether the Company in fact undertakes to register any of the foregoing. In particular, in the event that any of (x) any offer or issuance of any Award, (y) any Shares issuable upon exercise of any Award, or (z) the sale of any Shares issued upon exercise of any Award are not registered with any governmental body or organization, the Company will not under any circumstance be required to settle its obligations, if any, under this Plan in cash.

13.17Participant Information. Each Participant shall provide the Company with all information (including personal information) required by the Company in order to administer the Plan. Each Participant acknowledges that information required by the Company in order to administer the Plan may be disclosed to any custodian appointed in respect of the Plan and other third parties (including the Exchange) and may be disclosed to such persons (including persons located in jurisdictions other than the Participant’s jurisdiction of residence), in connection with the administration of the Plan. Each Participant consents to such disclosure and authorizes the Company to make such disclosure on the Participant’s behalf.

13.18Indemnity. To the extent allowable pursuant to applicable law, each member of the Committee or of the Board and any person to whom the Committee has delegated any of its authority under the Plan shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon

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or reasonably incurred by such person in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided, that in relation to the subject matter of the proceeding the indemnitee acted honestly and in good faith with a view to the best interests of the Company or an Affiliate, as applicable, and in the case of a proceeding other than a civil proceeding, the indemnitee had reasonable grounds for believing that his conduct in respect of which the proceeding was brought was lawful and, further provided, he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to applicable law or the Company’s Articles, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

13.19 Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Committee, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Committee or Board consents, resolutions or minutes) documenting the corporate action approving the grant contain terms (e.g., exercise price, vesting schedule or number of Shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the papering of the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.

13.20Headings. The headings in the Plan are for convenience of reference only, and are not intended to narrow, limit or affect the substance or interpretation of the provisions contained herein.

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SCHEDULE "C"

ZENATECH, INC.

AUDIT COMMITTEE CHARTER

This charter (the "Charter") sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of ZenaTech, Inc. (the "Company").

1.0Purpose

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

•financial reporting and disclosure requirements;

•ensuring that an effective risk management and financial control framework has been implemented and tested by management of the Company; and

•external and internal audit processes.

2.0Composition and Membership

(a)The Board will appoint the members ("Members") of the Committee. The Members will be appointed to hold office until the next annual general meeting of shareholders of the Company or until their successors are appointed. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will automatically cease to be a Member upon ceasing to be a director.

(b)The Committee will consist of at least three directors. Each Member will meet the criteria for financial literacy established by applicable laws and the rules of any stock exchanges upon which the Company's securities are listed, including National Instrument 52-110 — Audit Committees.

(c)The Board will appoint one of the Members to act as the chair of the Committee (the "Chair"). The secretary of the Company (the "Secretary") will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Committee. If the Secretary is not in attendance at any meeting, the Committee will appoint another person who may, but need not, be a Member to act as the secretary of that meeting.

3.0Meetings

(a)Meetings of the Committee will be held at such times and places as the Chair may determine, but in any event not less than four (4) times per year. Forty-eight (48) hours advance notice of each meeting will be given to each Member orally, by telephone, by facsimile or email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Materials for the meeting shall be delivered sufficiently in advance of the meeting as is reasonable in the circumstances. Members may attend all meetings either in person or by telephone.

(b)At the request of the external auditors of the Company, the Chief Executive Officer or the Chief Financial Officer of the Company or any Member, the Chair will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

(c)The Chair, if present, will act as the chair of meetings of the Committee. If the Chair is not present at a meeting of the Committee the Members in attendance may select one of their numbers to act as chair of the meeting.

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(d)A majority of Members will constitute a quorum for a meeting of the Committee.  Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority. The Chair will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolutions signed by all Members.

(e)The Committee may invite from time to time such persons as it sees fit to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee. The Committee will meet in camera without members of management in attendance for a portion of each meeting of the Committee.

(f)In advance of every regular meeting of the Committee, the Chair, with the assistance of the Secretary, will prepare and distribute to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of the Company to produce such information and reports as the Committee may deem appropriate in order for it to fulfill its duties.

4.0Duties and Responsibilities

The duties and responsibilities of the Committee as they relate to the following matters, are as follows:

4.1Financial Reporting and Disclosure

(a)review and recommend to the Board for approval, the audited annual financial statements, including the auditors' report thereon, the quarterly financial statements, management discussion and analysis, financial reports, and any guidance with respect to earnings per share to be given, prior to the public disclosure of such information, with such documents to indicate whether such information has been reviewed by the Board or the Committee;

(b)review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual report to shareholders, management proxy circular, material change disclosures of a financial nature and similar disclosure documents prior to the public disclosure of such information;

(c)review with management of the Company, and with external auditors, significant accounting principles and disclosure issues and alternative treatments under International Financial Reporting Standards ("IFRS"), with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly the Company's financial position and the results of its operations in accordance with IFRS, as applicable;

(d)seek to ensure that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration.

4.2Internal Controls and Audit

(a)review the adequacy and effectiveness of the Company's system of internal control and management information systems through discussions with management and the external auditor to ensure that the Company maintains: (i) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company's transactions; (ii) effective internal control systems; and (iii) adequate processes for assessing the risk of material misstatement of the financial statement and for detecting control weaknesses or fraud. From time to time the Committee shall assess whether it is necessary or desirable to establish a formal internal audit department having regard to the size and stage of development of the Company at any particular time;

(b)satisfy itself that management has established adequate procedures for the review of the Company's disclosure of financial information extracted or derived directly from the Company's financial statements;

(c)satisfy itself, through discussions with management, that the adequacy of internal controls, systems

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and procedures has been periodically assessed in order to ensure compliance with regulatory requirements and recommendations;

(d)review and discuss the Company's major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities;

(e)review, and in the Committee's discretion make recommendations to the Board regarding, the adequacy of the Company's risk management policies and procedures with regard to identification of the Company's principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by the Company;

(f)recommend the appointment, or if necessary, the dismissal of the head of the Company's internal audit process;

4.3External Audit

(a)recommend to the Board a firm of external auditors to be nominated for appointment as the external auditor of the Company;

(b)ensure the external auditors report directly to the Committee on a regular basis;

(c)review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards;

(d)review and recommend to the Board the fee, scope and timing of the audit and other related services rendered by the external auditors;

(e)review the audit plan of the external auditors prior to the commencement of the audit;

(f)establish and maintain a direct line of communication with the Company's external and internal auditors;

(g)meet in camera with only the auditors, with only management, and with only the members of the Committee at every Committee meeting where, and to the extent that, such parties are present;

(h)oversee the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors team;

(i)oversee the work of the external auditors appointed by the shareholders of the Company with respect to preparing and issuing an audit report or performing other audit, review or attest services for the Company, including the resolution of issues between management of the Company and the external auditors regarding financial disclosure;

(j)review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used, any alternative treatments of financial information that have been discussed with management of the Company, the ramifications of their use as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences;

(k)discuss with the external auditors their perception of the Company's financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto;

(l)discuss with the external auditors their perception of the Company's identification and management of risks, including the adequacy or effectiveness of policies and procedures implemented to mitigate such risks;

(m)review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board;

(n)review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out

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by the external auditors, and any steps taken to deal with any such issues;

4.4Associated Responsibilities

(a)monitor and periodically review the Whistleblower Policy and associated procedures for:

(i)the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

(ii)the confidential, anonymous submission by directors, officers and employees of the Company of concerns regarding questionable accounting or auditing matters;

(iii)any violations of any applicable law, rule or regulation that relates to corporate reporting and disclosure, or violations of the Company's Code of Business Conduct & Ethics; and

(b)review and approve the Company's hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of the Company; and

4.5Non-Audit Services

(a)pre-approve all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such member or members so delegated shall be presented to the full Committee at its first scheduled meeting following such pre-approval.

5.0Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate or comply with IFRS and other applicable requirements. These are the responsibilities of Management and the external auditors. The Committee, the Chair and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company's financial information or public disclosure.

6.0Reporting

The Chair will report to the Board at each Board meeting on the Committee's activities since the last Board meeting. The Committee will annually review and approve the Committee's report for inclusion in the Annual Information Form. The Secretary will circulate the minutes of each meeting of the Committee to the members of the Board.

7.0Access to Information and Authority

The Committee will be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties and all directors, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at the Company's expense, independent legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities, including sole

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authority to retain and to approve any such firm's fees and other retention terms without prior approval of the Board.  The Committee also has the authority to communicate directly with internal and external auditors.

8.0Review of Charter

The Committee may periodically review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

Dated:	May 1, 2024
Approved by:	Audit Committee
Board of Directors

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